Exhibit 2.1

Agreement and Plan of Merger

by and between

Horizon Bancorp

and

Wolverine Bancorp, Inc.

Dated as of June 13, 2017

Table of Contents

ARTICLE I. THE MERGER		2
1.01	THE MERGER	2
1.02	RESERVATION OF RIGHT TO REVISE STRUCTURE	3
1.03	TAX FREE REORGANIZATION	3
1.04	ABSENCE OF CONTROL	3
1.05	BANK MERGER	3
1.06	SALE OF REAL ESTATE SUBSIDIARY	4
1.07	DISSOLUTION OF TITLE BUSINESS HOLDING COMPANY	4
1.08	NO DISSENTERS’ RIGHTS	4

ARTICLE II. MANNER AND BASIS OF EXCHANGE OF STOCK		4
2.01	MERGER CONSIDERATION	4
2.02	TREATMENT OF WBKC EQUITY AWARDS	4
2.03	ANTI-DILUTION ADJUSTMENTS	5
2.04	NO FRACTIONAL SHARES	5
2.05	EXCHANGE PROCEDURES	5

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF WBKC		7
3.01	ORGANIZATION AND AUTHORITY	8
3.02	AUTHORIZATION	9
3.03	CAPITALIZATION	10
3.04	ORGANIZATIONAL DOCUMENTS	11
3.05	COMPLIANCE WITH LAW	11
3.06	ACCURACY OF INFORMATION PROVIDED TO HORIZON	12
3.07	LITIGATION AND PENDING PROCEEDINGS	12
3.08	FINANCIAL STATEMENTS AND REPORTS	13
3.09	MATERIAL CONTRACTS	13
3.10	ABSENCE OF UNDISCLOSED LIABILITIES	14
3.11	TITLE TO PROPERTIES AND ENVIRONMENTAL LAWS	15
3.12	LOANS AND INVESTMENTS	16
3.13	INDEBTEDNESS	17
3.14	NO SHAREHOLDER RIGHTS PLAN	18
3.15	EMPLOYEE BENEFIT PLANS	18
3.16	LABOR AND EMPLOYMENT MATTERS	22
3.17	OBLIGATIONS TO EMPLOYEES	23
3.18	TAXES, RETURNS AND REPORTS	23
3.19	DEPOSIT INSURANCE	24
3.20	INSURANCE	24
3.21	BOOKS AND RECORDS	24
3.22	BROKER’S, FINDER’S, OR OTHER FEES	24
3.23	INTERIM EVENTS	25
3.24	INSIDER TRANSACTIONS	26
3.25	INDEMNIFICATION AGREEMENTS	26
3.26	SHAREHOLDER APPROVAL	26
3.27	INTELLECTUAL PROPERTY	27
3.28	INFORMATION SECURITY	28
3.29	COMMUNITY REINVESTMENT ACT	28
3.30	BANK SECRECY AND ANTI-MONEY LAUNDERING COMPLIANCE	29
3.31	AGREEMENTS WITH REGULATORY AGENCIES	29
3.32	APPROVAL DELAYS	29
3.33	INTERNAL CONTROLS	29
3.34	FIDUCIARY ACCOUNTS	30

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3.35	FAIRNESS OPINION	30
3.36	WBKC SECURITIES AND EXCHANGE COMMISSION FILINGS	30

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF HORIZON		30
4.01	ORGANIZATION AND AUTHORITY	31
4.02	AUTHORIZATION	32
4.03	CAPITALIZATION	33
4.04	COMPLIANCE WITH LAW	33
4.05	ABSENCE OF UNDISCLOSED LIABILITIES	34
4.06	ACCURACY OF INFORMATION PROVIDED TO WBKC	34
4.07	FINANCIAL STATEMENTS AND REPORTS	34
4.08	ADEQUACY OF RESERVES	35
4.09	LITIGATION AND PENDING PROCEEDINGS	35
4.10	TAXES, RETURNS AND REPORTS	36
4.11	DEPOSIT INSURANCE	36
4.12	BANK SECRECY AND ANTI MONEY LAUNDERING COMPLIANCE	36
4.13	COMMUNITY REINVESTMENT ACT	36
4.14	APPROVAL DELAYS	36
4.15	HORIZON SECURITIES AND EXCHANGE COMMISSION FILINGS	36
4.16	NO SHAREHOLDER APPROVAL	37
4.17	ANTITAKEOVER PROVISIONS INAPPLICABLE	37
4.18	BOOKS AND RECORDS	37
4.19	ENVIRONMENTAL MATTERS	37
4.20	INTERIM EVENTS	37
4.21	WELL-CAPITALIZED	37
4.22	INTERNAL CONTROLS	37
4.23	EMPLOYEE BENEFIT PLANS	38
4.24	INFORMATION SECURITY	40
4.25	AGREEMENTS WITH REGULATORY AGENCIES	41
4.26	INSURANCE	41

ARTICLE V. CERTAIN COVENANTS		42
5.01	SHAREHOLDER APPROVAL	42
5.02	OTHER APPROVALS	42
5.03	CONDUCT OF BUSINESS	42
5.04	INSURANCE	47
5.05	ACCRUALS FOR LOAN LOSS RESERVE AND EXPENSES	47
5.06	ACQUISITION PROPOSALS	48
5.07	PRESS RELEASES	51
5.08	CHANGES AND SUPPLEMENTS TO DISCLOSURE SCHEDULES	51
5.09	FAILURE TO FULFILL CONDITIONS	51
5.10	ACCESS; INFORMATION	51
5.11	FINANCIAL STATEMENTS	52
5.12	ENVIRONMENTAL	53
5.13	GOVERNMENTAL REPORTS AND SHAREHOLDER INFORMATION	53
5.14	ADVERSE ACTIONS	53
5.15	EMPLOYEE BENEFITS AND EMPLOYEES	54
5.16	AMENDMENT AND TERMINATION OF BANK ESOP	54
5.17	TERMINATION OF WOLVERINE BANK 401(K) PLAN	56
5.18	DISPOSITION OF WELFARE BENEFIT AND SEC. 125 PLANS	57
5.19	LONG-TERM INCENTIVE PLANS	58
5.20	CHANGE IN CONTROL PAYMENTS, MUTUAL TERMINATION OF EMPLOYMENT AGREEMENTS AND NEW EMPLOYMENT AGREEMENTS; HONORING WBKC PLANS	59
5.21	SUBSIDIARY MERGER, COMMERCIAL HOLDINGS TERMINATION AND WOLSERV TERMINATION	59
5.22	COOPERATION ON CONVERSION OF SYSTEMS	59
5.23	INSTALLATION/CONVERSION OF EQUIPMENT; TRAINING	60

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ARTICLE VI. COVENANTS OF HORIZON		60
6.01	APPROVALS	60
6.02	SEC REGISTRATION	61
6.03	EMPLOYEE BENEFIT PLANS AND EMPLOYEE PAYMENTS	62
6.04	ADVERSE ACTIONS	63
6.05	D&O INSURANCE AND INDEMNIFICATION	64
6.06	CHANGES AND SUPPLEMENTS TO HORIZON DISCLOSURE SCHEDULE	65
6.07	GREAT LAKES BAY REGION ADVISORY BOARD	65
6.08	HORIZON AND HORIZON BANK BOARD	65
6.09	ISSUANCE OF HORIZON COMMON STOCK	66
6.10	COMMUNITY INVESTMENT	66
6.11	CONSIDERATION AVAILABILITY	66
6.12	SHORT-SWING TRADING EXEMPTION	66
6.13	FAILURE TO FULFILL CONDITIONS	66

ARTICLE VII. CONDITIONS PRECEDENT TO THE MERGER		67
7.01	CONDITIONS PRECEDENT TO HORIZON’S OBLIGATIONS	67
7.02	CONDITIONS PRECEDENT TO WBKC’S OBLIGATIONS	70
ARTICLE VIII. TERMINATION OF MERGER		71
8.01	TERMINATION	71
8.02	EFFECT OF TERMINATION	75

ARTICLE IX. EFFECTIVE TIME OF THE MERGER		76

ARTICLE X. CLOSING		76
10.01	CLOSING DATE AND PLACE	76
10.02	DELIVERIES	76

ARTICLE XI. MISCELLANEOUS		77
11.01	NO ASSIGNMENT	77
11.02	WAIVER; AMENDMENT	77
11.03	NOTICES	78
11.04	HEADINGS	78
11.05	SEVERABILITY	78
11.06	COUNTERPARTS; FACSIMILE	79
11.07	GOVERNING LAW; ENFORCEMENT; SPECIFIC PERFORMANCE; JURY TRIAL	79
11.08	WAIVER OF JURY TRIAL	79
11.09	ENTIRE AGREEMENT	79
11.10	SURVIVAL OF REPRESENTATIONS, WARRANTIES OR COVENANTS	79
11.11	EXPENSES	80
11.12	CERTAIN REFERENCES	80

iii

Agreement and Plan of Merger
This Agreement and Plan of Merger (this “Agreement”) is dated to be effective as of the 13th day of June, 2017, by and between Horizon Bancorp, an Indiana corporation (“Horizon”), and Wolverine Bancorp, Inc., a Maryland corporation (“WBKC”).
Witnesseth:
Whereas, Horizon is an Indiana corporation registered as a financial holding company with the Board of Governors of the Federal Reserve System (“FRB”) under the Bank Holding Company Act of 1956, as amended (the “BHC Act”), with its principal office located in Michigan City, Indiana; and
Whereas, WBKC is a Maryland corporation registered as a savings and loan holding company with the FRB under the Home Owners’ Loan Act of 1933, as amended (the “HOLA”), with its principal office located in Midland, Michigan; and
Whereas, Horizon and WBKC seek to consummate a merger whereby WBKC will merge with and into Horizon, and immediately following the merger, Wolverine Bank, a federally-chartered savings bank and wholly-owned subsidiary of WBKC (“Wolverine Bank”), will be merged with and into Horizon Bank, National Association, a national banking association and wholly-owned subsidiary of Horizon that is converting to an Indiana state-chartered bank (“Horizon Bank”); and
Whereas, the Boards of Directors of each of the parties hereto have determined that it is in the best interests of their respective corporations and their respective shareholders (with references in this Agreement to “shareholders” to include “stockholders” as appropriate in the context) to consummate the merger provided for herein; and
Whereas, the Board of Directors of each of the parties hereto has approved this Agreement and authorized its execution; and
Whereas, the Board of Directors of each of the parties hereto intends this Agreement to be designated a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and a plan of merger; and
Whereas, as an inducement for Horizon to enter into this Agreement, each of the directors and executive officers of WBKC has entered into a Voting Agreement with Horizon substantially in the form of Exhibit 5.01 hereto, dated as of the date hereof (the “Voting Agreement”), pursuant to which each such director and executive officer has agreed, among other things, to vote all shares of common stock of WBKC owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in such Voting Agreements.
Now, Therefore, in consideration of the foregoing premises, the representations, warranties, covenants, and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I.
THE MERGER
    1.01   The Merger.
(a) General Description.  Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Article IX), WBKC shall merge with and into Horizon (the “Merger”). Horizon shall survive the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law (the “IBCL”), as amended.
(b) Name, Officers, and Directors.  The name of the Surviving Corporation shall be “Horizon Bancorp.” Its principal office shall be located at 515 Franklin Street, Michigan City, Indiana 46360. The officers of Horizon serving at the Effective Time shall continue to serve as the officers of the Surviving Corporation, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death, or removal from office. The directors of the Surviving Corporation following the Effective Time shall be those individuals serving as directors of Horizon at the Effective Time, until such time as their successors have been duly elected and have qualified or until their earlier resignation, death, or removal as a director; provided, however, that Horizon shall take all appropriate action so that, as of the Effective Time and subject to and in accordance with the Bylaws of Horizon, Eric P. Blackhurst (or such other director as shall be mutually agreed upon), shall be appointed as a director of Horizon.
(c) Articles of Incorporation and Bylaws.  The Articles of Incorporation and Bylaws of Horizon in existence at the Effective Time shall remain the Articles of Incorporation and Bylaws of the Surviving Corporation following the Effective Time, until such Articles of Incorporation and Bylaws shall be further amended as provided by applicable law.
(d) Effect of the Merger.  At the Effective Time, the title to all assets, real estate, and other property owned by WBKC shall vest in Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended, without reversion or impairment. At the Effective Time, all liabilities of WBKC shall become liabilities of the Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended.
(e) Integration.  Subject to the terms and conditions of this Agreement, the parties hereto intend to effectuate at the Effective Time, or cause to be effectuated at the Effective Time, the Merger, pursuant to the terms of this Agreement and the IBCL, and this Agreement shall also constitute the “plan of merger” pursuant to Indiana Code Section 23-1-40-1. If required, the parties agree to enter into a separate short-form plan of merger evidencing the terms required by Indiana Code Section 23-1-40-1. The parties agree to cooperate and to take all reasonable actions prior to the Effective Time, including executing all requisite documentation, as may be reasonably necessary to effect the Merger in accordance with the terms and subject to the conditions hereof.

    1.02 Reservation of Right to Revise Structure.  At Horizon’s election, the Merger may alternatively be structured so that (a) WBKC is merged with and into any other direct or indirect wholly-owned subsidiary of Horizon, or (b) any direct or indirect wholly-owned subsidiary of Horizon is merged with and into WBKC; provided, however, that no such change shall: (1) alter or change the amount or kind of the Merger Consideration (as defined in Section 2.01), or the treatment of the holders of common stock, $0.01 par value per share, of WBKC (the “WBKC Common Stock”) (including the holders of WBKC Restricted Stock Awards, as defined in Section 2.02(b)), or the holders of options for WBKC Common Stock; (2) prevent the parties from obtaining the opinions of counsel referred to in Sections 7.01(h) and 7.02(h) or otherwise cause the transaction to fail to qualify for the tax treatment described in Section 1.03 or adversely affect the tax treatment of WBKC’s shareholders pursuant to this Agreement; or (3) materially impede or delay consummation of the transactions contemplated by this Agreement. In the event of such a revision, the parties agree to execute an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Agreement or the rights and obligations of the parties or their respective shareholders) in order to reflect such revision.
    1.03 Tax Free Reorganization.  Horizon and WBKC intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) and related sections of the Internal Revenue Code of 1986, as amended (the “Code”), and for this Agreement to constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code, and they agree to cooperate and to take such actions as may be reasonably necessary to assure such result.
    1.04 Absence of Control.  Subject to any specific provisions of the Agreement, it is the intent of the parties to this Agreement that neither Horizon nor WBKC by reason of this Agreement shall be deemed (until consummation of the transactions contemplated here) to control, directly or indirectly, the other party or any of its respective Subsidiaries (as defined in the introductory paragraphs to Article III and Article IV) and that neither shall exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of such other party or any of its respective Subsidiaries.
    1.05 Bank Merger.  The parties will cooperate and use reasonable best efforts to effect the merger of Wolverine Bank with and into Horizon Bank (the “Bank Merger”) immediately following the Effective Time pursuant to a merger agreement to be mutually agreed upon between the parties. At the effective time of the Bank Merger, the separate corporate existence of Wolverine Bank will terminate. Horizon Bank will be the surviving bank (the “Surviving Bank”) and will continue its corporate existence under applicable law. The Articles of Association or other governing charter document of Horizon Bank, as then in effect, will be the Articles of Association or other governing charter document of the Surviving Bank, and the Bylaws of Horizon Bank, as then in effect, will be the Bylaws of the Surviving Bank. The directors of Horizon Bank following the effective time of the Bank Merger shall be those individuals serving as directors of Horizon Bank at the effective time of the Bank Merger, until such time as their successors have been duly elected and have qualified or until their earlier resignation, death, or removal as a director; provided, however, that Horizon Bank shall take all appropriate action so that, as of the effective time of the Bank Merger, and subject to and in accordance with the Bylaws of Horizon Bank, Eric P. Blackhurst (or such other director as shall be mutually agreed upon), shall be appointed as a director of Horizon Bank. The officers of Horizon Bank serving at the effective time of the Bank Merger shall continue to serve as the officers of the Surviving Bank, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death, or removal from office.
    1.06 Sale of Real Estate Subsidiary.  Prior to the Effective Time, WBKC shall cause Wolverine Bank to use its reasonable best efforts to take all steps necessary to sell Wolverine Commercial Holdings, LLC, a Michigan limited liability company (“Commercial Holdings”), as of the Effective Time (the “Commercial Holdings Termination”).
    1.07 Dissolution of Title Business Holding Company.  Prior to the Effective Time, WBKC shall cause Wolverine Bank to use its reasonable best efforts to take all steps necessary to dissolve Wolserv Corp., a Michigan corporation (“Wolserv”), as of the Effective Time (the “Wolserv Termination”).
    1.08 No Dissenters’ Rights.  Shareholders of WBKC are not entitled to any dissenters’ rights under Title 3 of the Maryland General Corporation Law, as amended. WBKC shall take no action which would result in the loss of such exemption prior to the Effective Time.
ARTICLE II.
MANNER AND BASIS OF EXCHANGE OF STOCK
    2.01 Merger Consideration.  Subject to the terms and conditions of this Agreement, at the Effective Time, each share of WBKC Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held as treasury stock of WBKC, shares held by the Bank ESOP that are remitted to WBKC prior to the Effective Time for purposes of repayment of the ESOP loan balance as contemplated by Section 5.16(c) and shares held directly or indirectly by Horizon, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any; collectively, the “Exempt WBKC Stock”) shall become and be converted into the right to receive in accordance with this Article II both: (i) 1.0152 shares of Horizon common stock (the “Exchange Ratio”) (as adjusted in accordance with the terms of this Agreement), without par value (the stock consideration to be paid in the Merger is referred to herein as the “Stock Consideration”); and (ii) $14.00 in cash (the cash consideration to be paid in the Merger is referred to herein as the “Cash Consideration”) (with the Stock Consideration and the Cash Consideration collectively referred to herein as the “Merger Consideration”).
    2.02 Treatment of WBKC Equity Awards.
(a) Stock Options.  All outstanding options to purchase WBKC Common Stock, whether or not vested (“WBKC Options”), shall be converted into the right to receive from Horizon, at the Effective Time, an amount in cash equal to $40.00 minus the per share exercise price for each share of WBKC Common Stock subject to a WBKC Option; provided, however, that there shall be withheld from such cash payment any taxes required to be withheld by applicable law. Such payment shall be made by WBKC immediately prior to the Effective Time. The Compensation Committee of WBKC shall take any required action under the WBKC Equity Plan regarding this treatment of the WBKC Options, and WBKC shall use its best efforts to obtain from all holders of an option or agreement their agreement to the treatment of their options in the manner contemplated by this Section on or before thirty (30) days after the date of this Agreement (the “Conversion Deadline”) by executing and delivering to Horizon an agreement in the same form as Exhibit 2.02 attached hereto. WBKC shall amend any such plan accordingly (or take such other action as is necessary to cause all outstanding WBKC Options to terminate as of the Effective Time) prior to the Effective Time. Each such option shall be canceled and cease to exist by virtue of such payment. Execution of a cancellation agreement by every holder of WBKC Options shall not be a condition precedent to consummation of the transactions contemplated herein.
(b) Restricted Stock.  At the Effective Time, each award of shares of WBKC Common Stock granted under the WBKC 2012 Equity Incentive Plan, whether or not vested, that is outstanding immediately prior to the Effective Time (a “WBKC Restricted Stock Award”) shall fully vest and be canceled and be converted automatically into the right to receive the Merger Consideration. Horizon shall issue the consideration described in this Section 2.02(b), less applicable tax withholdings, in the same manner as the Merger Consideration is delivered to other WBKC shareholders.
    2.03 Anti-Dilution Adjustments.  If Horizon changes (or establishes a record date for changing) the number of shares of Horizon common stock issued and outstanding prior to the Effective Time by way of a stock split, stock dividend, recapitalization, reclassification or similar transaction with respect to the outstanding Horizon common stock, and the record date therefor is prior to the Effective Time, the Exchange Ratio shall be adjusted accordingly so that each shareholder of WBKC at the Effective Time shall receive, in the aggregate, such number of shares of Horizon common stock representing the same percentage of the outstanding shares of Horizon common stock that such shareholders would have received if any of the foregoing actions had not occurred. No adjustment shall be made under this Section 2.03 solely as a result of Horizon changing its cash dividend levels or issuing additional shares of Horizon common stock, provided it receives fair market value for such shares or such shares are issued in connection with a Horizon employee benefit plan or similar plan.
    2.04 No Fractional Shares.  Notwithstanding any other provision in this Agreement, no fractional shares of Horizon common stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, Horizon shall pay to each holder of WBKC Common Stock who otherwise would be entitled to a fractional share of Horizon common stock an amount in cash (without interest) determined by multiplying such fraction by the average of the daily closing sales prices of a share of Horizon’s common stock, rounded to the nearest cent, during the fifteen (15) consecutive trading days immediately preceding the second business day prior to the Closing Date; provided, however, that closing sales prices shall only be used for days during which such shares are actually traded on the NASDAQ Global Select Market.
    2.05 Exchange Procedures.
(a) Horizon shall appoint its transfer agent, Computershare, Inc. (“Exchange Agent”), as the exchange agent for the surrender of certificates formerly representing WBKC Common Stock in exchange for the Merger Consideration.
(b) At and after the Effective Time, each physical certificate or book-entry account statement evidencing outstanding shares of WBKC Common Stock (each an “Old Certificate”) (other than the Exempt WBKC Stock) shall represent only the right to receive the Merger

Consideration in accordance with the terms of this Agreement. No later than the business day prior to the Closing Date, Horizon shall provide the Exchange Agent with the irrevocable authorization to issue a sufficient number of shares of Horizon common stock to be used to issue the aggregate Stock Consideration to holders of WBKC Common Stock and deposit, or cause to be deposited, with the Exchange Agent, an amount in cash sufficient to pay the aggregate Cash Consideration payable to holders of WBKC Common Stock (together with cash for any fractional shares pursuant to Section 2.04).
(c) No later than five (5) business days after the Effective Time (and provided WBKC has delivered to the Exchange Agent all information which is necessary for the Exchange Agent to perform its obligations hereunder), the Exchange Agent shall mail to each holder of WBKC Common Stock a letter of transmittal providing instructions to the WBKC shareholder as to the transmittal to the Exchange Agent of the Old Certificates in exchange for the issuance of the Merger Consideration applicable thereto pursuant to the terms of this Agreement.
(d) Horizon shall cause a book-entry account statement representing that number of whole shares of Horizon common stock that each holder of WBKC Common Stock has the right to receive pursuant to Section 2.01 as the holder’s aggregate Stock Consideration and a check in the amount of such holder’s aggregate Cash Consideration, along with any cash in lieu of fractional shares or dividends or distributions which such holder shall be entitled to receive, if any, to be delivered to such shareholder as soon as reasonably practicable after the shareholder delivers to Horizon the Old Certificates (or bond or other indemnity satisfactory to Horizon if any of such Old Certificates are lost, stolen or destroyed) owned by such shareholder, accompanied by a properly completed and executed letter of transmittal, in the form and substance satisfactory to Horizon, and any other documents required by this Agreement or reasonably requested by Horizon or the Exchange Agent. No interest will be paid on any Merger Consideration that any such holder is entitled to receive pursuant to this Article II.
(e) No dividends or other distributions on Horizon common stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of WBKC Common Stock until the holder thereof surrenders such Old Certificates in accordance with this Article II. After becoming so entitled in accordance with this Section 2.05, the record holder thereof also shall be entitled to receive any dividends or other distributions, without any interest thereon, that were previously payable with respect to shares of Horizon common stock that such holder had the right to receive upon surrender of the Old Certificate.
(f) The stock transfer books of WBKC shall be closed at the Effective Time, and from and after the Effective Time, there shall be no transfers on the stock transfer records of WBKC of any shares of WBKC Common Stock. If, after the Effective Time, Old Certificates are presented to Horizon, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Article II.
(g) Horizon shall be entitled to rely upon WBKC’s stock transfer books to establish the identity of those individuals, partnerships, corporations, trusts, joint ventures, organizations, or other entities (each, a “Person”) entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Old Certificate, Horizon shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party selected by Horizon and thereafter be relieved from any and all liability with respect to any claims thereto.
(h) If any Old Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen, or destroyed and, if required by Horizon, the posting by such Person of a bond or other indemnity satisfactory to Horizon as indemnity against any claim that may be made against it with respect to such Old Certificate, Horizon will issue in exchange for such affidavit of lost, stolen, or destroyed Old Certificate, the Merger Consideration deliverable in respect thereof pursuant to, and in accordance with, the other terms and conditions of this Article II.
(i) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of WBKC Common Stock that are held as treasury stock of WBKC or owned by Horizon (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall be canceled and shall cease to exist, and no stock of Horizon or other consideration shall be exchanged therefor.
(j) Notwithstanding the foregoing, no party hereto, nor the Exchange Agent, shall be liable to any former holder of WBKC Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat, or similar laws.
(k) If outstanding Old Certificates are not surrendered or the payment for them is not claimed prior to the date on which the Merger Consideration payable therefor would otherwise escheat to, or become the property of any governmental unit or agency, the unclaimed Merger Consideration shall, to the extent permitted by abandoned property and any other applicable law, become the property of Horizon (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled thereto. Any former shareholder of WBKC who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration and any unpaid dividends and distributions on Horizon’s Common Stock deliverable in respect of each former share of WBKC Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of shares of WBKC Common Stock for any Merger Consideration properly delivered to a public official pursuant to applicable abandoned property, escheat, or similar laws.
ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF WBKC
On or prior to the date hereof, WBKC has delivered to Horizon a schedule (the “WBKC Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of its covenants contained in Article V. However, for purposes of the WBKC Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to other sections of this Agreement under which such item may be relevant, but only to the extent that it is reasonably clear on the face of such schedule that such item applies to such other section of this Agreement, and such item is described in sufficient detail to enable Horizon to identify the items to which it applies.
For the purpose of this Agreement, and in relation to WBKC, a “Material Adverse Effect” means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, conditions (financial or otherwise), value, or business of WBKC and its Subsidiaries (as defined below in this introduction to Article III) on a consolidated basis, or (ii) would materially impair the ability of WBKC or any of its Subsidiaries to perform its obligations under this Agreement or any related agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect on WBKC shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks, savings associations, or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in United States generally accepted accounting principles (“GAAP”) or regulatory accounting requirements applicable to banks, savings associations or their holding companies generally, (c) effects of any action or omission taken with the prior written consent of Horizon or at the direction of Horizon, (d) the expenses incurred by WBKC and Wolverine Bank in negotiating, documenting, effecting, and consummating the transactions contemplated by this Agreement, (e) the announcement of this Agreement and the transactions contemplated hereby, and the effect of compliance with this Agreement, on the business, financial condition, or results of operations of WBKC and its Subsidiaries, (f) any changes in general economic or capital market conditions affecting banks, savings associations and their holding companies generally, including, without limitation, changes in interest rates, and (g) changes in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices, or upon any military installation, equipment, or personnel of the United States, unless it uniquely affects WBKC or any of its Subsidiaries, taken as a whole.
For the purpose of this Agreement, and in relation to WBKC and its Subsidiaries, “knowledge” means those facts that are actually known by the officers of WBKC and its Subsidiaries who are listed on Section 3.0 of the WBKC Disclosure Schedule. Additionally, for the purpose of this Agreement, and in relation to WBKC, its “Subsidiaries” shall mean any entity which is required to be consolidated with WBKC for financial reporting purposes pursuant to GAAP.
Accordingly, WBKC hereby represents and warrants to Horizon as follows, except as set forth in the WBKC Disclosure Schedule:
   3.01 Organization and Authority.
(a) WBKC is a corporation duly organized and validly existing under the laws of the state of Maryland and is a registered savings and loan holding company under the HOLA. WBKC has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Section 3.01(a) of the WBKC Disclosure Schedule sets forth a complete list of WBKC’s Subsidiaries. Except as provided in Section 3.01(a) of the WBKC Disclosure Schedule, WBKC owns directly no voting stock or equity securities of any corporation, partnership, association, or other entity.
(b) Wolverine Bank is a federally chartered savings bank existing under the laws of the United States. Wolverine Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Except as set forth in Section 3.01(b) of the WBKC Disclosure Schedule, no Subsidiary owns voting stock or equity securities of any corporation, partnership, association, or other entity.
    3.02 Authorization.
(a) WBKC has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.02(e) and (f) hereof. This Agreement and its execution and delivery by WBKC have been duly authorized and approved by the Board of Directors of WBKC and, assuming the accuracy of the representation contained in Section 4.02(a), constitutes a valid and binding obligation of WBKC, subject to the terms and conditions hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt, or other laws of general application relating to or affecting the enforcement of creditors’ rights.
(b) Except as set forth in Section 3.02(b) of the WBKC Disclosure Schedule, and subject to the fulfillment of the conditions precedent set forth in Sections 7.02(e) and (f) hereof, neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates the Articles of Incorporation or Bylaws of WBKC or the charter documents of any of WBKC’s Subsidiaries; (ii) conflicts with or violates any applicable local, state, federal, or foreign law, statute, ordinance, rule, or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ, or decree; (iii) conflicts with, results in a breach of, or constitutes a default under, or requires any notice or consent under, any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment, or other instrument to which WBKC or any of its Subsidiaries is a party or by which WBKC or any of its Subsidiaries is subject or bound; (iv) results in the creation of or gives any Person the right to create any lien, charge, claim, encumbrance, or security interest, or results in the creation of any other rights or claims of any other party (other than Horizon) or any other adverse interest, upon any right, property, or asset of WBKC or any of its Subsidiaries; or (v) terminates or gives any Person the right to terminate, accelerate, amend, modify, or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment, or other instrument to which WBKC or any of its Subsidiaries is bound or with respect to which WBKC or any of its Subsidiaries is to perform any duties or obligations or receive any rights or benefits, except for such conflicts, breaches, defaults, notices, consent, liens, charges, claims, encumbrances, security interests, adverse interests, terminations, accelerations, amendments, modifications or refusals to perform under (iii), (iv) or (v) of this

Section 3.02(b) that, either individually or in the aggregate, will not have a Material Adverse Effect on WBKC.
(c) Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust, and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by, or consent, authorization, or approval of any governmental agency or body is necessary for consummation of the Merger by WBKC.
(d) The transactions contemplated by this Agreement are not subject to the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transactions,” “business combination,” or other antitakeover laws and regulations of the State of Maryland, including the provisions of the Maryland General Corporation Law applicable to WBKC.
    3.03 Capitalization.
(a) As of the date of this Agreement or as otherwise indicated below, the authorized capital stock of WBKC consists of 100,000,000 shares of WBKC Common Stock, $0.01 par value per share, 2,105,981 shares of which are issued and outstanding (including 55,665 allocated shares of WBKC Common Stock and 141,255 unallocated shares of WBKC Common Stock held by the Bank ESOP (as defined in Section 3.15(k)) (as of December 31, 2016); 9,140 shares of WBKC Common Stock held by the Bank 401(k) Plan (as defined in Section 3.15(l)) (as of June 1, 2017); 40,773 shares of WBKC Common Stock held by the LTIPs (as defined in Section 5.19); and 26,063 shares of unvested restricted stock), and 50,000,000 shares of preferred stock, $0.01 par value, none of which are issued and outstanding. As of the date of this Agreement, and as described in Section 3.03(a) of the WBKC Disclosure Schedule, there are WBKC Options to purchase 181,585 shares of WBKC Common Stock outstanding, all of which are vested (or will, as of the Effective Time, be vested) and issuable as shares of WBKC Common Stock. As of the date of this Agreement, the WBKC Options have a weighted average exercise price of $20.87 per share. Such issued and outstanding shares of WBKC Common Stock and the shares underlying the WBKC Options have been duly and validly authorized by all necessary corporate action of WBKC, are validly issued, fully paid, and nonassessable, and have not been issued in violation of any preemptive rights. WBKC has no capital stock authorized, issued, or outstanding other than as described in this Section 3.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of stock or securities convertible into stock. Each share of WBKC Common Stock is entitled to one vote per share.
(b) Except as set forth in Section 3.03(b) of the WBKC Disclosure Schedule, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of WBKC are owned by WBKC, directly or indirectly, free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options, and preemptive rights and of all other rights or claims of any other Person with respect thereto.
(c) Other than the WBKC Options and except as set forth in Section 3.03(c) of the WBKC Disclosure Schedule, there are no options, warrants, commitments, calls, puts, plans, agreements, understandings, arrangements, or subscription rights relating to any shares of capital stock of WBKC (whether outstanding or to be issued), or any shares of capital stock of

WBKC’s Subsidiaries (whether outstanding or to be issued), or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of WBKC or its Subsidiaries, by which WBKC is or may become bound or may, or is required to, issue any additional securities of WBKC or any Subsidiary. Except for the withholding of shares to satisfy tax obligations in connection with the vesting of WBKC Restricted Stock or the exercise of WBKC Options, WBKC does not have any outstanding contractual or other obligation to repurchase, redeem, or otherwise acquire any of the issued and outstanding shares of WBKC Common Stock. WBKC is not a party to any voting trusts, voting arrangements, buy-sell agreements, or similar arrangements affecting the capital stock of WBKC or its Subsidiaries.
(d) WBKC has no knowledge of any Person which beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the “1934 Act”)) 10% or more of the outstanding shares of WBKC Common Stock.
    3.04 Organizational Documents.  The Articles of Incorporation and Bylaws of WBKC and any similar governing documents for each of WBKC’s Subsidiaries, represent true, accurate, and complete copies of such corporate documents in effect as of the date of this Agreement and have previously been delivered to Horizon.
    3.05 Compliance with Law.
(a) None of WBKC or any of its Subsidiaries is currently in material violation of, and during the preceding five (5) years, none has been in material violation of, any applicable local, state, federal, or foreign law, statute, regulation, rule, ordinance, order, restriction, or requirement, and none is in violation of any order, injunction, judgment, writ, or decree of any court or government agency or body (collectively, the “Law”) except where such violation would not have a Material Adverse Effect on WBKC. WBKC and its Subsidiaries possess and hold all licenses, franchises, permits, certificates, and other authorizations necessary for the continued conduct of their business without interference or interruption, except where the failure to possess and hold the same would not have a Material Adverse Effect on WBKC, and such licenses, franchises, permits, certificates, and authorizations are transferable (to the extent required) to Horizon at the Effective Time without any material restrictions or limitations thereon or the need to obtain any consents of government agencies or other third parties other than as set forth in this Agreement.
(b) Section 3.05(b) of the WBKC Disclosure Schedule sets forth, as of the date hereof, a schedule of all officers (vice presidents and higher) and directors of WBKC who have outstanding loans from WBKC or any of its Subsidiaries, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two (2) years immediately preceding the date hereof.
(c) Since the enactment of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and WBKC’s incorporation in 2010, WBKC has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.
(d) All of the existing offices and branches of Wolverine Bank have been legally authorized and established in accordance with all applicable federal, state, and local laws,

statutes, regulations, rules, ordinances, orders, restrictions, and requirements, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on WBKC. Wolverine Bank has no approved but unopened offices or branches.
    3.06 Accuracy of Information Provided to Horizon.  WBKC agrees that the information concerning WBKC or any of its Subsidiaries that is provided or to be provided by WBKC to Horizon for inclusion or that is included in the Registration Statement or Proxy Statement (each as defined in Section 6.02), and any other documents to be filed with any regulatory authority or governmental entity in connection with the Merger and the other transactions contemplated by this Agreement will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the WBKC Shareholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, WBKC shall have no responsibility for the truth or accuracy of any information with respect to Horizon or any of its Subsidiaries or any of their affiliates contained in the Registration Statement or the Proxy Statement or in any document submitted to, or other communication with, any regulatory agency or governmental entity.
    3.07 Litigation and Pending Proceedings.
(a) Except for lawsuits described in Section 3.07(a) of the WBKC Disclosure Schedule and lawsuits involving collection of delinquent accounts, there are no material claims, actions, suits, proceedings, mediations, arbitrations, or investigations pending or, to the knowledge of WBKC, threatened against WBKC or any of its Subsidiaries, and to WBKC’s knowledge, there is no basis for any claim, action, suit, proceeding, litigation, arbitration, or investigation against WBKC or any of its Subsidiaries that individually or in the aggregate would reasonably be expected to have a Material Adverse Effect on WBKC.
(b) Neither WBKC nor any of its Subsidiaries is: (i) subject to any outstanding judgment, order, writ, injunction, or decree of any court, arbitration panel, or governmental agency or authority, except in the ordinary course of business regarding customer and fiduciary accounts; (ii) presently charged with, or under governmental investigation with respect to, any actual or alleged violations of any law, statute, rule, regulation, or ordinance (other than immaterial violations raised as part of examinations by banking regulators in the ordinary course of operating a banking business); or (iii) the subject of any pending or, to the knowledge of WBKC, threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective business, assets, capital, properties, or operations.

    3.08 Financial Statements and Reports.
(a) WBKC has previously delivered to Horizon copies of the following financial statements and reports of WBKC and its Subsidiaries, including the notes thereto (collectively, the “WBKC Financial Statements”):
(i) Consolidated balance sheets and the related consolidated statements of earnings, consolidated statements of cash flows, and consolidated statements of changes in shareholders’ equity of WBKC as of and for the fiscal years ended December 31, 2014, 2015, and 2016;
(ii) Unaudited interim consolidated financial statements of WBKC for the three months ended March 31, 2017; and
(iii) Call Reports (“Call Reports”) for Wolverine Bank for the periods ending on December 31, 2014, 2015, 2016, and for the three months ended March 31, 2017.
(b) The WBKC Financial Statements described in clauses (i) and (ii) above present fairly in all material respects the consolidated financial position of WBKC as of and at the dates shown and the consolidated results of operations, cash flows, and changes in shareholders’ equity for the periods covered thereby and are complete, correct, represent bona fide transactions, and have been prepared from the books and records of WBKC and its Subsidiaries. The WBKC Financial Statements described in clause (i) above are audited financial statements and have been prepared in conformance with GAAP, except as may otherwise be indicated in any accountants’ notes or reports with respect to such financial statements.
    3.09 Material Contracts.
(a) As of the date of this Agreement, and except as disclosed by Section 3.09(a) of the WBKC Disclosure Schedule, neither WBKC nor any of its Subsidiaries, nor any of their respective assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under the following material contracts (collectively, the “Material Contracts”):
(i) any contract relating to the borrowing of money in excess of $100,000 by WBKC or any of its Subsidiaries or the guarantee by WBKC or any of its Subsidiaries of any such obligation (other than FHLB of Indianapolis advances, contracts pertaining to fully-secured securities repurchase agreements, trade payables, bankers’ acceptances, and contracts relating to borrowings or guarantees made in the ordinary course of business);
(ii) any contract containing covenants that limit the ability of WBKC or any of its Subsidiaries to compete in any line of business or with any Person, or to hire or engage the services of any Person, or that involve any restriction of the geographic area in which, or method by which, WBKC or any of its Subsidiaries may carry on its business (other than as may be required by Law (as defined in Section 3.05(a)) or any Governmental Authority (as defined in Section 5.13)), or any contract that requires it or any of its Subsidiaries to deal exclusively or on a “sole source” basis with another party to such contract with respect to the subject matter of such contract;

(iii) any contract for, with respect to, or that contemplates, a possible merger, consolidation, reorganization, recapitalization, joint venture, or other business combination, or asset sale or sale of equity securities not in the ordinary course of business consistent with past practice, with respect to WBKC or any of its Subsidiaries;
(iv) any lease of real or personal property providing for total aggregate lease payments by or to WBKC or its Subsidiaries during the remaining term of the agreement in excess of $50,000 or having a remaining term in excess of two years, other than financing leases entered into in the ordinary course of business in which WBKC or any of its Subsidiaries is the lessor;
(v) any contract that involves total aggregate expenditures or receipts by WBKC or any of its Subsidiaries in excess of $100,000 during the remaining term of the agreement or having a remaining term in excess of two years, excluding agreements relating to loans and deposits with Wolverine Bank customers;
(vi) any material licensing agreement or other contract with respect to patents, trademarks, copyrights, or other intellectual property, including software agreements (other than off-the-shelf and similar software generally available to the public) and including agreements with current or former employees, consultants, or contractors regarding the appropriation or the nondisclosure of any of its intellectual property; or
(vii) any other document, instrument or agreement that is required to be filed as an exhibit to any WBKC SEC Report (as defined in Section 3.36) (pursuant to Items 601(b)(4) or 601(b)(10) of Regulation S-K under the 1933 Act) that has not been filed as an exhibit to, or incorporated by reference in, WBKC’s SEC Reports filed prior to the date of this Agreement.
(b) With respect to each of WBKC’s Material Contracts: (i) each Material Contract is in full force and effect (subject to iv), below); (ii) neither WBKC nor any of its Subsidiaries is in material default thereunder, as such term or concept may be defined in each Material Contract; (iii) neither WBKC nor any of its Subsidiaries has repudiated or waived any material provision of any Material Contract; (iv) to WBKC’s knowledge, no other party to any Material Contract is in default or otherwise not in compliance with any material term or condition of any Material Contract; and (v) a true and complete copy of each Material Contract has been previously delivered to Horizon.
(c) Except as disclosed in Section 3.09(c) of the WBKC Disclosure Schedule, neither WBKC nor any of its Subsidiaries have entered into any interest rate swaps, caps, floors, option agreements, futures and forward contracts, or other similar risk management arrangements, whether entered into for WBKC’s own account or for the account of one or more of its Subsidiaries or their respective customers.
    3.10 Absence of Undisclosed Liabilities.  Except (i) as provided in the WBKC Financial Statements or WBKC SEC Reports (as defined in Section 3.36), (ii) for unfunded loan commitments and obligations on letters of credit to customers of WBKC’s Subsidiaries made in the ordinary course of business, (iii) for trade payables incurred in the ordinary course of business, (iv) for the transactions contemplated by this Agreement, and (v) for any other transactions which would not result in a material liability; none of WBKC or any of its Subsidiaries has any obligation, agreement, contract, commitment, liability, lease, or license made outside of the ordinary course of business, nor, to WBKC’s knowledge, does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such material obligation, agreement, contract, commitment, liability, lease, or license. None of WBKC or any of its Subsidiaries is delinquent in the payment of any material amount due pursuant to any trade payable, and each has properly accrued for such payables in accordance with GAAP.
    3.11 Title to Properties and Environmental Laws.
(a) Section 3.11(a) of the WBKC Disclosure Schedule includes a list of all real property owned (including other real estate owned (“OREO”)) and leased by WBKC or any Subsidiary. WBKC or one of its Subsidiaries, as the case may be, has marketable title in fee simple to all owned real property (including, without limitation, all real property used as bank premises and all OREO); marketable title to all material personal property reflected in the WBKC Financial Statements as of March 31, 2017, other than personal property disposed of in the ordinary course of business since March 31, 2017; the right to use by valid and enforceable written lease or contract all other real property which WBKC or any of its Subsidiaries uses in its respective business; marketable title to, or right to use by terms of a valid and enforceable written lease or contract, all other tangible and intangible property used in its respective business to the extent material thereto; and marketable title to all material property and assets acquired (and not disposed of) or leased since March 31, 2017. All of such owned real estate properties and all other non-real estate assets are owned by WBKC or its Subsidiaries free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, options, security, interests, charges, claims, rights of third parties, or encumbrances of any nature except: (i) as set forth in Section 3.11(a) of the WBKC Disclosure Schedule; (ii) as specifically noted in reasonable detail in the WBKC Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and (v) easements, encumbrances, and liens and other matters of record, imperfections of title, and other limitations which are not material in amount and which do not detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used. To the knowledge of WBKC, all real property owned or leased by WBKC or its Subsidiaries is in compliance in all material respects with all applicable zoning and land use laws and there are no encroachments or other violations of law with respect to any such property. To the knowledge of WBKC, all such properties also comply in all material respects with all applicable private agreements, zoning requirements, and other governmental laws and regulations relating thereto, and there are no condemnation proceedings pending or threatened with respect to such properties. To the knowledge of WBKC, all real property, machinery, equipment, furniture, and fixtures owned or leased by WBKC or its Subsidiaries that is material to their respective businesses is in good operating condition for its intended purpose (ordinary wear and tear excepted) and has been and is being maintained and repaired in the ordinary condition of business.

(b) After the date hereof, Horizon shall be entitled, at its own cost, to obtain new commitments for, and policies of title insurance or surveys in respect of, any real property owned or leased by WBKC or its Subsidiaries.
(c) With respect to all real property presently or formerly owned, leased, or used by WBKC or any of its Subsidiaries, WBKC, its Subsidiaries and, to WBKC’s knowledge, each of the prior owners, have conducted their respective business in material compliance with all applicable federal, state, county, and municipal laws, statutes, regulations, rules, ordinances, orders, directives, restrictions, and requirements relating to, without limitation, responsible property transfer, underground storage tanks, petroleum products, air pollutants, water pollutants or storm water or process waste water, or otherwise relating to the environment, air, water, soil, or toxic or hazardous substances, or to the manufacturing, recycling, handling, processing, distribution, use, generation, treatment, storage, disposal, or transport of any hazardous or toxic substances or petroleum products (including polychlorinated biphenyls, whether contained or uncontained, and asbestos-containing materials, whether friable or not), including, without limitation, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency, the Army Corps of Engineers, the Department of Interior, the United States Fish and Wildlife Service, and any state department of natural resources or state environmental protection agency now or at any time thereafter in effect (collectively, “Environmental Laws”). There are no pending or, to the knowledge of WBKC, threatened claims, actions, or proceedings by any local municipality, sewage district, or other governmental entity against WBKC or any of its Subsidiaries with respect to the Environmental Laws, and, to WBKC’s knowledge, there is no reasonable basis or grounds for any such claim, action, or proceeding. No environmental clearances are required for the conduct of the business of WBKC or any of its Subsidiaries as currently conducted or the consummation of the Merger or any of the other transactions contemplated hereby. Except as disclosed in Section 3.11(c) of the WBKC Disclosure Schedule, neither WBKC nor any of its Subsidiaries is the owner, or has been in the chain of title or the operator or lessee, of any property on which any substances have been used, stored, deposited, treated, recycled, or disposed of, other than in compliance with Environmental Laws and which substances, if known to be present on, at, or under such property, would require clean-up, removal, treatment, abatement, response costs, or any other remedial action under any Environmental Law. Neither WBKC nor any of its Subsidiaries has any liability for any clean-up or remediation under any of the Environmental Laws with respect to any real property.
    3.12 Loans and Investments.
(a) Section 3.12(a) of the WBKC Disclosure Schedule contains (i) a list of each loan by Wolverine Bank that has been classified by regulatory examiners or management as “Special Mention,” “Substandard,” “Doubtful,” or “Loss” or that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability as of March 31, 2017, (ii) the most recent loan watch list of Wolverine Bank and a list of all loans which have been determined to be thirty (30) days or more past due with respect to principal or interest payments, have been placed on nonaccrual status, or have been designated as Troubled Debt Restructuring (“TDR”) loans, and (iii) a description of all unfunded loan commitments (and loans currently under consideration) of the types and amounts for which consent would be required under Section 5.03(b)(iv) of this Agreement. Section 3.12(a) of the WBKC Disclosure Schedule also contains a true, accurate, and complete list of all loans in which Wolverine Bank has any participation interest or which have been made with or through another financial institution on a recourse basis against Wolverine Bank.
(b) All loans reflected in the WBKC Financial Statements as of March 31, 2017, and which have been made, extended, renewed, restructured, approved, amended, or acquired since March 31, 2017: (i) have been made for good, valuable, and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid, and binding obligation of the obligor and any guarantor named therein, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt, or other laws of general application relative to or affecting the enforcement of creditors’ rights; (iii) are evidenced by notes, instruments, or other evidences of indebtedness which are true, genuine, and what they purport to be in all material respects; and (iv) are secured by perfected security interests or recorded mortgages naming Wolverine Bank as the secured party or mortgagee (unless by written agreement to the contrary).
(c) The allowance for loan and lease losses and the carrying value for OREO which are shown on the WBKC Financial Statements are, in the judgment of management of WBKC, adequate in all material respects under the requirements of GAAP as of the respective dates.
(d) Except as set forth in Section 3.12(d) of the WBKC Disclosure Schedule, none of the investments reflected in the WBKC Financial Statements as of and for the three months ended March 31, 2017, and none of the investments made by any Subsidiary of WBKC since March 31, 2017 are subject to any restriction, whether contractual or statutory, which materially impairs the ability of such Subsidiary to dispose freely of such investment at any time. Neither WBKC nor any of its Subsidiaries is a party to any repurchase agreements with respect to securities. All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of states of the United States and their political subdivisions, and other investment securities classified as “held to maturity” held by WBKC and Wolverine Bank, as reflected in the latest balance sheet in the WBKC Financial Statements, are carried in the aggregate at no more than cost adjusted for amortization of premiums and accretion of discounts. All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of states of the United States and their political subdivisions, and other investment securities classified as “available for sale” held by WBKC and Wolverine Bank, as reflected in the latest balance sheet in the WBKC Financial Statements, are carried in the aggregate at market value. Provisions for losses have been made on all such securities that have had a decline in value deemed “other than temporary” as defined in SEC Staff Accounting Bulletin No. 59.
    3.13 Indebtedness.  Except as set forth in Section 3.13 of the WBKC Disclosure Schedule and except for customer deposits and ordinary trade payables and FHLB advances, neither WBKC nor any of its Subsidiaries has any indebtedness for borrowed money.

    3.14 No Shareholder Rights Plan.  WBKC has no outstanding shareholder rights plan or any other plan, program, or agreement involving, restricting, prohibiting, or discouraging a change in control or merger of WBKC or which reasonably could be considered an anti-takeover mechanism.
    3.15 Employee Benefit Plans(a) .
(a) With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), sponsored or otherwise maintained by any member of a controlled group of corporations under Code Section 414(b) of which WBKC is or was a member, and any trade or business (whether or not incorporated) which is or was under common control with WBKC under Code Section 414(c), and all other entities which together with WBKC are or were prior to the date hereof treated as a single employer under Code Section 414(m) or 414(o) (an “ERISA Affiliate”), whether written or oral, in which WBKC or any ERISA Affiliate participates as a participating employer, or to which WBKC or any ERISA Affiliate contributes, or any nonqualified employee benefit plans or deferred compensation, bonus, stock, performance share, phantom stock, or incentive plans or arrangements, or other employee benefit or fringe benefit programs for the benefit of former or current employees or directors (or their beneficiaries or dependents) of WBKC or any ERISA Affiliate, and including any such plans which have been terminated, merged into another plan, frozen, or discontinued since January 1, 2011 (individually, a “WBKC Plan” and collectively, “WBKC Plans”), WBKC represents and warrants, except as set forth in Section 3.15(a) of the WBKC Disclosure Schedule:
(i) All such WBKC Plans have, on a continuous basis since their adoption, been, in all material respects, maintained in compliance with their respective terms and with the requirements prescribed by all applicable statutes, orders, and governmental rules or regulations, including without limitation, ERISA and the Department of Labor (“Department”) Regulations promulgated thereunder and the Code and Treasury Regulations promulgated thereunder.
(ii) All WBKC Plans intended to constitute tax-qualified plans under Code Section 401(a) have complied in form since their adoption and have been timely amended to comply in all material respects with all applicable requirements of the Code and the Treasury Regulations and each such Plan either (A) has received a determination letter from the Internal Revenue Service upon which WBKC may rely regarding such plan’s tax-qualified status under the Code, or (B) is a pre-approved volume submitter or prototype plan that is the subject of an opinion letter issued by the Internal Revenue Service.
(iii) All WBKC Plans that provide for payments of “nonqualified deferred compensation” (as defined in Code Section 409A(d)(1)) have, in all material respects, been (drafted and operated in good faith compliance with the applicable requirements of Code Section 409A and applicable guidance thereunder since January 1, 2005.  Neither WBKC nor any ERISA Affiliate has any obligation to gross up, indemnify, or otherwise reimburse any individual for any excise taxes, interest, or penalties incurred pursuant to Section 409A of the Code.

(iv) All WBKC Options were granted with a per share exercise price that was not less than the “fair market value” of WBKC Common Stock on the date of such grant, as determined in accordance with the terms of the applicable WBKC Plan. All WBKC Options, and WBKC Restricted Stock Awards have been properly accounted for in accordance with GAAP, and no change is expected in respect of any prior financial statements relating to expenses for stock-based compensation. There is no pending audit, investigation, or inquiry by any governmental agency or authority or by WBKC (directly or indirectly) with respect to WBKC’s stock option or restricted stock granting practices or other equity compensation practices.
(v) Section 3.15(a)(v) of the WBKC Disclosure Schedule sets forth and describes the holdings of all WBKC Plans (and related trusts) that hold any stock or other securities of WBKC and all WBKC Plans that allow for the granting of any awards over or with respect to any stock or other securities of WBKC.
(vi) Neither WBKC, an ERISA Affiliate nor to WBKC’s knowledge, any other fiduciary, as defined in ERISA Section 3(21)(A), of an WBKC Plan has engaged in any transaction that may subject WBKC, any ERISA Affiliate, or any WBKC Plan to a civil penalty imposed by ERISA Section 502 or any other provision of ERISA or excise taxes under Code Section 4971, 4975, 4976, 4977, 4979, or 4980B.
(vii) All obligations required to be performed by WBKC or any ERISA Affiliate under any provision of any WBKC Plan have been performed by it in all material respects, and WBKC has contributed and has paid all amounts accrued and premiums due with respect to the WBKC Plans, and neither WBKC nor any ERISA Affiliate is, in any material respect, in default under or in violation of any provision of any WBKC Plan.
(viii) All required reports and descriptions for the WBKC Plans have, in all material respects, been timely filed and distributed to participants and beneficiaries, and all notices required by ERISA or the Code with respect to all WBKC Plans have been proper as to form and timely given.
(ix) No event has occurred which would reasonably constitute grounds for an enforcement action by any party under Part 5 of Title I of ERISA with respect to any WBKC Plan.
(x) There are no examinations, audits, enforcement actions or proceedings, or any other investigations, pending or threatened by any governmental agency involving any WBKC Plan.
(xi) There are no actions, suits, proceedings, or claims pending (other than routine claims for benefits) or threatened against WBKC or any ERISA Affiliate in connection with any WBKC Plan or the assets of any WBKC Plan.
(xii) Except as provided in Section 3.15(a)(xii) of the WBKC Disclosure Schedule, any WBKC Plan may be amended and terminated at any time without any material liability, and these rights have always been maintained by WBKC and its ERISA Affiliates.
(b) WBKC has provided or made available to Horizon true, accurate, and complete copies and, in the case of any plan or program which has not been reduced to writing, a materially complete summary, of all of the following WBKC Plans, as applicable:
(i) All current pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option, restricted stock, restricted stock unit, phantom stock, performance share, and stock appreciation right plans, all amendments thereto, and, if required under the reporting and disclosure requirements of ERISA, all current summary plan descriptions thereof (including any modifications thereto);
(ii) All current employment, deferred compensation (whether funded or unfunded), salary continuation, change in control, consulting, bonus, severance, and collective bargaining agreements, arrangements, or understandings;
(iii) All current executive and other incentive compensation plans, programs, and agreements;
(iv) All current group insurance, medical, and prescription drug arrangements, policies, or plans;
(v) All other current incentive, welfare, or employee benefit plans, understandings, arrangements, or agreements maintained or sponsored, participated in, or contributed to by WBKC for its current or former directors, officers, or employees;
(vi) All reports filed with the Internal Revenue Service or the Department within the preceding three (3) years by WBKC or any ERISA Affiliate with respect to any WBKC Plan;
(vii) All current participants in such plans and programs and all participants with benefit entitlements under such plans and programs; and
(viii) Valuations or allocation reports for any defined contribution plans as of the most recent allocation and valuation dates.
(c) Except as disclosed in Section 3.15(c) of the WBKC Disclosure Schedule, no current or former director, officer, or employee of WBKC or any ERISA Affiliate (i) is entitled to or may become entitled to any benefit under any WBKC Plans that are welfare benefit plans (as defined in ERISA Section 3(1)) after termination of employment with WBKC or any ERISA Affiliate, except to the extent such individuals may be entitled to continue their group health care coverage pursuant to Code Section 4980B, or (ii) is currently receiving, or entitled to commence receiving, a disability benefit under a long-term or short-term disability plan that is a WBKC Plan maintained by WBKC or an ERISA Affiliate.
(d) With respect to all WBKC Plans that are group health plans as defined in ERISA Section 607(1), sponsored or maintained by WBKC or any ERISA Affiliate, to WBKC’s knowledge, no director, officer, employee, or agent of WBKC or any ERISA Affiliate has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed on WBKC or any ERISA Affiliate under Code Section 4980B(a), or would cause a penalty to be imposed under ERISA and the regulations promulgated thereunder. With respect to all such plans, all applicable provisions of Code Section 4980B and ERISA Sections 601-606 have been complied with by WBKC or any ERISA Affiliate, and all other provisions of ERISA and the regulations promulgated thereunder have been complied with in all material respects.
(e) Except as disclosed in Section 3.15(e) of the WBKC Disclosure Schedule, there are no collective bargaining, employment, management, consulting, deferred compensation, change in control, reimbursement, indemnity, retirement, early retirement, severance, or similar plans or agreements, commitments, or understandings, or any employee benefit or retirement plan or agreement, binding upon WBKC or any ERISA Affiliate, and no such agreement, commitment, understanding, or plan is under discussion or negotiation by management with any employee or group of employees, any member of management, or any other Person.
(f) No Voluntary Employees’ Beneficiary Association (“VEBA”), as defined in Code Section 501(c)(9), is sponsored or maintained by WBKC or any ERISA Affiliate.
(g) Except as contemplated in this Agreement or as disclosed in Section 3.15(g) of the WBKC Disclosure Schedule, there are no benefits or liabilities under any employee benefit plan or program that will be accelerated or otherwise come due as a result of the transactions contemplated by the terms of this Agreement.
(h) Except as disclosed in Section 3.15(h) of the WBKC Disclosure Schedule, neither WBKC nor any of its ERISA Affiliates has ever sponsored, maintained, participated in, contributed to, or had any obligation with respect to any plan that is subject to Code Section 412 or Title IV of ERISA, that is or has been subject to Sections 4063 or 4064 of ERISA or that is a “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA. Neither WBKC nor any of its ERISA Affiliates has ever participated in or had any obligation to contribute to a “multiemployer plan,” as defined in Section 3(37) of ERISA.
(i) Except as disclosed in Section 3.15(i) of the WBKC Disclosure Schedule, as a result, directly or indirectly, of the transactions contemplated by this Agreement (including without limitation any termination of employment relating thereto and occurring prior to, at or following the Effective Time), WBKC, its ERISA Affiliates, and their respective successors will not be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual,” as such terms are defined in Code Section 280G.
(j) Except as contemplated by this Agreement, neither WBKC nor any ERISA Affiliate has made any promises or commitments, whether legally binding or not, to create any new plan, agreement, or arrangement, or to modify or change in any material way WBKC Plans.
(k) With respect to the Wolverine Bank FSB Employee Stock Ownership Plan (the “Bank ESOP”):

(i) The Wolverine Bank Compensation Committee (the “ESOP Committee”) has the authority to take all actions and provide such direction as contemplated by this Agreement.
(ii) No event of default has occurred or presently exists under the ESOP Term Loan Agreement dated January 19, 2011, by and between the Bank ESOP and WBKC (the “ESOP Loan Agreement”), the Term Note dated January 19, 2011 issued by the Bank ESOP (the “Exempt Note”), or the Pledge and Security Agreement dated January 19, 2011, by and between the Bank ESOP and WBKC (the “ESOP Pledge Agreement”) (the ESOP Loan Agreement, Exempt Note, and ESOP Pledge Agreement referred to collectively as the “ESOP Loan Documents”).
(iii) The Bank ESOP has the right under the ESOP Loan Agreement to prepay at any time the principal amount of the Exempt Note without penalty and subject only to payment of accrued interest through the date of prepayment, as contemplated by Section 5.16(c).
(iv) The Bank ESOP is now and has been at all times since its inception a qualified employee stock ownership plan within the meaning of Code Section 4975(e)(7).
(v) All shares of WBKC Common Stock owned by the Bank ESOP are and have at all times constituted “employer securities” as that term is defined in Section 409(l) of the Code and “qualifying employer securities” as defined in Section 407(d)(5) of ERISA.
(vi) Except for the Indebtedness under the ESOP Loan Documents, there is no existing Indebtedness of the Bank ESOP, WBKC, or Wolverine Bank relating to the ESOP.
(vii) The ESOP Trustee has been duly and properly appointed and granted full authority to act as trustee of the Bank ESOP and exercise trust powers thereunder.
(l) With respect to the Wolverine Bank 401(k) Plan (the “Bank 401(k) Plan”), the Wolverine Bank Compensation Committee has been duly appointed as the representative of the plan administrator (the “401(k) Trustee”) and has the authority to take all actions and provide such direction as contemplated by this Agreement.
(m) Wolverine Bank’s participation in the Pentegra Defined Benefit Plan for Financial Institutions (the “Terminated Defined Benefit Plan”) terminated in 2010. Benefits under the Terminated Defined Benefit Plan are fully funded through the group annuity contract with Principal Life Insurance Company, effective December 1, 2010, and neither WBKC nor Wolverine Bank has any further financial obligation with respect to the Terminated Defined Benefit Plan.
    3.16 Labor and Employment Matters.  WBKC is and has been in material compliance with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, worker's compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, payment, and withholding of taxes. To the knowledge of WBKC, no employee with annual compensation of $75,000 or more plans to terminate his or her employment with WBKC or any Subsidiary. Within the past three (3) years, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of WBKC, threatened, any labor dispute, work stoppage, labor strike, or lockout against WBKC. No employee of WBKC or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement. To WBKC’s knowledge, there has not been any activity on behalf of any labor organization or employee group to organize any such employees. Except as set forth on Section 3.16 of the WBKC Disclosure Schedule, no employee or independent contractor of WBKC or any of its Subsidiaries is a party to any employment agreement, confidentiality, non-disclosure, or proprietary information agreement, non-compete agreement, non-solicitation agreement, or any similar agreement with WBKC or any of its Subsidiaries (the “Employee Agreements”), and neither WBKC, any Subsidiary, or any employee or independent contractor is in violation of any such Employee Agreements. WBKC is in material compliance with all notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988, and any other similar applicable foreign, state, or local laws relating to facility closings and layoffs.
    3.17 Obligations to Employees.  All material obligations and liabilities of and all payments by WBKC or any ERISA Affiliate and all WBKC Plans, whether arising by operation of law, by contract, or by past custom, for payments to trusts or other funds, to any government agency or authority or to any present or former director, officer, employee, or agent (or his or her heirs, legatees, or legal representatives) have been and are being paid to the extent required by applicable law or by the plan, trust, contract, or past custom or practice, and adequate actuarial accruals and reserves for such payments have been and are being made by WBKC or an ERISA Affiliate in accordance with GAAP and applicable law applied on a consistent basis and sound actuarial methods with respect to the following: (a) withholding taxes or unemployment compensation; (b) WBKC Plans; (c) employment, salary continuation, change in control, consulting, retirement, early retirement, severance, or reimbursement; and (d) collective bargaining plans and agreements. All accruals and reserves referred to in this Section 3.17 are correctly and accurately reflected and accounted for in the WBKC Financial Statements and the books, statements, and records of WBKC.
    3.18 Taxes, Returns and Reports.  Each of WBKC and its Subsidiaries has, since January 1, 2010, (a) duly and timely filed or extended (before its due date) all material federal, state, local, and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate, and complete in all material respects; (b) paid or otherwise adequately reserved in accordance with GAAP for all taxes, assessments, and other governmental charges due or claimed to be due upon it or any of its income, properties, or assets, unless being contested in good faith; and (c) not requested an extension of time for any such payments (which extension is still in force), other than as permitted under (a), above. WBKC has established, and shall establish in the Subsequent WBKC Financial Statements (as defined in Section 5.11), in accordance with GAAP, a reserve for taxes in the WBKC Financial Statements adequate to cover all of WBKC’s and its Subsidiaries’ tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. Neither WBKC nor any of its Subsidiaries has, nor will any of them have, any liability for material taxes of any nature for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent WBKC Financial Statements (as defined in Section 5.11) or as accrued or reserved for on the books and records of WBKC or its Subsidiaries. Except as set forth in Section 3.18 of the WBKC Disclosure Schedule, neither WBKC nor any of its Subsidiaries is currently under audit by any state or federal taxing authority. Except as set forth in Section 3.18 of the WBKC Disclosure Schedule, no federal, state, or local tax returns of WBKC or any of its Subsidiaries have been audited by any taxing authority during the past five (5) years.
    3.19 Deposit Insurance.  The deposits of Wolverine Bank are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable law, and WBKC or Wolverine Bank has paid, prepaid, or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.
    3.20 Insurance.  Section 3.20 of the WBKC Disclosure Schedule contains a true, accurate, and complete list of all policies of insurance, self-insured arrangements, and pooled or shared risk arrangements (including, without limitation, bankers’ blanket bond, directors’ and officers’ liability insurance, banker’s blanket bond for third-party mortgage brokers, property and casualty insurance, group health or hospitalization insurance, and insurance providing benefits for employees) owned, held, or participated in by WBKC or any of its Subsidiaries on the date hereof or with respect to which WBKC or any of its Subsidiaries pays any premiums. Except as set forth in Section 3.20 of the WBKC Disclosure Schedule, each banker’s bond for third-party brokers satisfies the applicable requirements of Section 5.04(b) of this Agreement. All of the aforementioned policies and arrangements are in full force and effect and all premiums due thereon have been paid when due.
    3.21 Books and Records.  The books of account, minute books, stock record books, and other records of WBKC and its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with the WBKC’s business practices and all applicable Laws, including the maintenance of an adequate system of internal controls required by such Laws. The minute books of WBKC and each of its Subsidiaries contain accurate and complete records in all material respects of all meetings held, and corporate action taken by, its respective shareholders, boards of directors, and committees of the boards of directors. At the Closing, all of those books and records will be in the possession of WBKC and its Subsidiaries.
    3.22 Broker’s, Finder’s, or Other Fees.  Except for reasonable fees and expenses of WBKC’s attorneys, accountants and other advisors and the contractually-agreed fees and expenses of Keefe, Bruyette & Woods, Inc. (“KBW”) and WBKC’s other financial advisor with respect to this Agreement, which financial advisory fees are identified on Section 3.22 of the WBKC Disclosure Schedule, and all of which fees and expenses shall be paid or accrued by WBKC at or prior to the Effective Time, no agent, broker, or other Person acting on behalf of WBKC or any of its Subsidiaries or under any authority of WBKC or any of its Subsidiaries is or shall be entitled to any commission, broker’s or finder’s fee, or any other similar form of compensation or payment from any of the parties hereto relating to this Agreement or the Merger or other transactions contemplated hereby.

    3.23 Interim Events.  Except as otherwise permitted hereunder or disclosed on Section 3.23 of the WBKC Disclosure Schedule, since March 31, 2017, neither WBKC nor any of its Subsidiaries has:
(a) Experienced any events, changes, developments, or occurrences which have had, or are reasonably likely to have, a Material Adverse Effect on WBKC;
(b) Suffered any damage, destruction, or loss to any of its properties, not fully paid by insurance proceeds, in excess of $100,000 individually or $250,000 in the aggregate;
(c) Declared, distributed, or paid any dividend or other distribution to its shareholders, except for payment of dividends as permitted by Section 5.03(b)(ii) hereof;
(d) Repurchased, redeemed, or otherwise acquired shares of its common stock (other than the withholding of shares to satisfy tax obligations in connection with the vesting of WBKC Restricted Stock or the exercise of WBKC Options), issued any shares of its common stock or stock appreciation rights, or sold or agreed to issue or sell any shares of its common stock (excluding the exercise of any stock options), including the issuance of stock options, or any right to purchase or acquire any such stock or any security convertible into such stock, or taken any action to reclassify, recapitalize, or split its stock;
(e) Granted or agreed to grant any increase in benefits payable or to become payable under any pension, retirement, profit sharing, change in control, health, bonus, insurance, or other welfare benefit plan or agreement to employees, officers, or directors of WBKC or a Subsidiary, except in the ordinary course of business;
(f) Increased the salary of (or granted any bonus to) any director, officer, or employee, except for normal increases (and bonuses) in the ordinary course of business and in accordance with past practices, or entered into any employment contract, indemnity agreement, or understanding with any officer or employee or installed or amended any existing employee welfare, pension, retirement, change in control, stock option, stock appreciation, stock dividend, profit sharing, or other similar plan or arrangement;
(g) Leased, sold, or otherwise disposed of any of its assets except in the ordinary course of business or leased, purchased, or otherwise acquired from third parties any assets except in the ordinary course of business;
(h) Except for the Merger and other transactions contemplated by this Agreement, merged, consolidated, or sold shares of its (or any of its Subsidiaries’) common stock, agreed to merge or consolidate WBKC or any of its Subsidiaries with or into any third party, agreed to sell any shares of its (or any of its Subsidiaries’) common stock, or acquired or agreed to acquire any stock, equity interest, assets, or business of any third party;
(i) Incurred, assumed, or guaranteed any material obligation or liability (fixed or contingent) other than obligations and liabilities incurred in the ordinary course of business;
(j) Mortgaged, pledged, or subjected to a lien, security interest, option, or other encumbrance any of its assets except for tax and other liens which arise by operation of law and with respect to which payment is not past due and except for pledges or liens: (i) required to be granted in connection with acceptance by Wolverine Bank of government deposits; or (ii) granted in connection with repurchase or reverse repurchase agreements;
(k) Canceled, released, or compromised any material loan, debt, obligation, claim, or receivable other than in the ordinary course of business;
(l) Except for this Agreement, entered into any transaction, contract, or commitment other than in the ordinary course of business;
(m) Agreed to enter into any transaction for the borrowing or loaning of monies, other than in the ordinary course of its lending business;
(n) Amended their articles of incorporation, charter, or bylaws (or other similar governance documents) or adopted any resolutions by their board of directors or shareholders with respect to the same; or
(o) Conducted its business in any manner other than substantially as it was being conducted prior to March 31, 2017.
    3.24 Insider Transactions.  Except as set forth in Section 3.24 of the WBKC Disclosure Schedule, during the preceding five (5) years, no executive officer or director of WBKC or any of its Subsidiaries or member of the “immediate family” or “related interests” (as such terms are defined in Regulation O) of any such executive officer or director has currently, or has had during such time period, any direct or indirect interest in any property, assets, business, or right which is owned, leased, held, or used by WBKC or any Subsidiary or in any liability, obligation, or indebtedness of WBKC or any Subsidiary, except for deposits of Wolverine Bank, securities issued by WBKC, and interests in compensatory arrangements.
    3.25 Indemnification Agreements.
(a) Except as set forth in Section 3.25(a) of the WBKC Disclosure Schedule, neither WBKC nor any of its Subsidiaries is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment, or understanding to indemnify any present or former director, officer, employee, shareholder, or agent against liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation or Bylaws of WBKC or the charter documents of a Subsidiary.
(b) During the preceding five (5) years, no claims have been made against or filed with WBKC or any of its Subsidiaries, nor have any claims been threatened against WBKC or a Subsidiary, for indemnification against liability or for reimbursement of any costs or expenses incurred in connection with any legal or regulatory proceeding by any present or former director, officer, shareholder, employee, or agent of WBKC or any of its Subsidiaries.
    3.26 Shareholder Approval.  The affirmative vote of the holders of a majority of the shares of WBKC Common Stock (which are issued and outstanding on the record date relating to the meeting of shareholders contemplated by Section 5.01 of this Agreement) and entitled to vote on this Agreement and the Merger is required for shareholder approval of this Agreement and the Merger.
    3.27 Intellectual Property.
(a) WBKC and its Subsidiaries own, or are licensed or otherwise possess sufficient legally enforceable rights to use, all material Intellectual Property (as defined in Section 3.27(g)) that is used by WBKC or its Subsidiaries in their respective businesses as currently conducted. Neither WBKC nor any of its Subsidiaries has (i) licensed any Intellectual Property owned by it or its Subsidiaries to any third party, or (ii) entered into any exclusive agreements relating to Intellectual Property owned by it.
(b) WBKC and its Subsidiaries have not, to the knowledge of WBKC, infringed or otherwise violated any material Intellectual Property rights of any third party during the preceding five (5) years. There is no claim asserted or threatened against WBKC and/or its Subsidiaries or any indemnitee thereof concerning the ownership, validity, registerability, enforceability, infringement, use, or licensed right to use any Intellectual Property.
(c) During the preceding five (5) years, to the knowledge of WBKC, no third party has infringed, misappropriated, or otherwise violated WBKC or its Subsidiaries’ Intellectual Property rights. There are no claims asserted or threatened by WBKC or its Subsidiaries, nor has WBKC or its Subsidiaries decided to assert or threaten a claim, that (i) a third party infringed or otherwise violated any of their Intellectual Property rights; or (ii) a third party’s owned or claimed Intellectual Property interferes with, infringes, dilutes, or otherwise harms any of their Intellectual Property rights.
(d) To the extent WBKC has designated any of its information, materials, or processes a trade secret, WBKC and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all trade secrets that are owned, used, or held by them.
(e) None of the Software (as defined in subsection (g) below): (i) contains any bug, defect, or error that materially and adversely affects the use, functionality, or performance of such Software or any system containing or used in conjunction with such Software (collectively, “Defective Code”) that has not been patched and fixed by the Software provider and installed and applied by WBKC and its Subsidiaries, or (ii) fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Software or system or, in the case of (i) and (ii), would not have a Material Adverse Effect on WBKC.
(f) No Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan Horse,” “virus,” “worm,” “spyware,” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding, in any manner, the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed, or (ii) compromising the privacy or data security of any user or damaging or destroying any data file without the user’s consent (collectively, “Malicious Code”), which in the case of (i) and (ii), has not been patched or fixed by the Software provider and installed and applied by WBKC and its Subsidiaries or would not have a Material Adverse Effect on WBKC.
(g) For purposes of this Agreement, “Intellectual Property” shall mean all patents, trademarks, trade names, service marks, domain names, social media handles and related accounts, database rights, copyrights and any applications therefor, mask works, technology, know-how, trade secrets, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form) (collectively, “Software”), and tangible or intangible proprietary information or material and all other intellectual property or proprietary rights of any kind, whether or not registered.
    3.28 Information Security.  The computers, Software, computer programs, in source code and object code forms, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines, repair and refurbishment equipment, and all other information technology equipment owned, used, or held for use by WBKC or Wolverine Bank (collectively, “WBKC IT Assets”) (i) operate and perform, in all material respects, in accordance with their documentation and functional specifications and otherwise as required for the conduct of WBKC’s and Wolverine Bank’s businesses and have not materially malfunctioned or failed within the past three (3) years; and (ii) do not contain any Defective Code, Malicious Code, or open source code, other than any such Defective Code, Malicious Code, or open source code which does not or could not have a Material Adverse Effect on WBKC. WBKC and Wolverine Bank take reasonable actions, consistent with current banking industry standards, to protect the confidentiality, integrity, and security of the WBKC IT Assets (and all third party and customer information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification, or corruption, including, but not limited to, (A) the use of robust encryption technology, and (B) the implementation of a comprehensive security plan which (x) promptly identify any and all internal and external risks to the security of WBKC’s and/or Wolverine Bank’s confidential information or that of third parties or customers, and (y) implements, monitors, and improves adequate and effective safeguards to control those risks. WBKC and its Subsidiaries have devised and maintain a system of internal controls sufficient, in the reasonable opinion of management of WBKC and Wolverine Bank, to maintain its Information System, as defined in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (“2013 Framework”), to meet the standards for Information Systems under the COSO 2013 Framework and have achieved a “baseline” maturity level in all domains according to the Federal Financial Institutions Examination Council (“FFIEC”) Cybersecurity Assessment Tool. WBKC has implemented reasonable data backup, data storage, system redundancy, and disaster avoidance and recovery procedures, as well as a reasonable business continuity plan, in each case consistent with banking industry practices. No claims are pending or threatened in writing against WBKC or Wolverine Bank alleging a violation of any Person’s privacy rights or rights regarding the protection of personally identifiable information or other non-public information, other than violations that, individually or in the aggregate, would not have a Material Adverse Effect on WBKC.
    3.29 Community Reinvestment Act.  Wolverine Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

    3.30 Bank Secrecy and Anti-Money Laundering Compliance.  During the last three (3) years, neither WBKC nor any of its Subsidiaries has received any notice or communication from any regulatory authority alleging violation of, or noncompliance with, any legal requirement concerning bank secrecy or anti-money laundering, including the Currency and Foreign Transactions Reporting Act, the Money Laundering Control Act of 1986, Annunzio-Wylie Anti-Money Laundering Act, the Money Laundering Suppression Act of 1994, and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (also known as the USA PATRIOT Act) (each such legal requirement and the rules promulgated thereunder, a “BSA/AML Law”). WBKC and its Subsidiaries have not been cited, fined, or otherwise notified of any failure by it to comply with a BSA/AML Law which has not been cured. To the knowledge of WBKC and its Subsidiaries, there are no facts or circumstances that could form the basis for assertion of any proceeding against WBKC or its Subsidiaries under any BSA/AML Law that, if determined adversely to WBKC or its Subsidiaries, would reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on WBKC.
    3.31 Agreements with Regulatory Agencies.  Except as set forth in Section 3.31 of the WBKC Disclosure Schedule, neither WBKC nor any of its Subsidiaries is subject to any cease-and-desist, consent order or other order, or enforcement action issued by, or is a party to any written agreement, consent agreement, or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been, during the preceding five (5) years, a recipient of any supervisory letter from, or, during the preceding five (5) years, has adopted any policies, procedures, or board resolutions at the request or suggestion of any regulatory agency or other governmental entity that currently restricts (or restricted), in any material respect, the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management, or its business, other than those of general application that apply to similarly situated bank holding companies or their subsidiaries (a “WBKC Regulatory Agreement”), nor has WBKC or any of its Subsidiaries been advised, during the preceding five (5) years, by any regulatory agency or other governmental entity that it is considering issuing, initiating, ordering, or requesting any such WBKC Regulatory Agreement. There are no refunds or restitutions required to be paid or corrective actions (including items designated as “matters requiring attention”) required to be taken as a result of any criticism of any regulatory agency or body cited in any examination report of WBKC or any of its Subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to WBKC or any of its Subsidiaries.
    3.32 Approval Delays.  To WBKC’s knowledge, as of the date hereof, there is no reason why the granting of any of the Regulatory Approvals (as defined in Section 7.01(e)) would be denied or unduly delayed.
    3.33 Internal Controls.  WBKC and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. During the preceding three (3) years, (i) through the date hereof, neither WBKC nor any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies, or methods of WBKC or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that WBKC or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing WBKC or any of its Subsidiaries, whether or not employed by WBKC or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty, or similar violation by WBKC or any of its officers, directors, employees, or agents to the Board of Directors of WBKC or any committee thereof or to any director or officer of WBKC.
    3.34 Fiduciary Accounts.  WBKC and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including, without limitation, accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator, or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither WBKC nor any of its Subsidiaries, nor any of their respective directors, officers, or employees, has committed any breach of trust with respect to any fiduciary account, and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.
    3.35 Fairness Opinion.  The board of directors of WBKC has received an opinion of KBW (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions and qualifications contained therein, the Merger Consideration to be received by the common stockholders of WBKC in the Merger is fair to such common stockholders, from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement..
    3.36 WBKC Securities and Exchange Commission Filings. For the past five (5) years, WBKC has filed all material reports and other filings with the Securities and Exchange Commission (the “SEC”) required to be filed by it (“WBKC SEC Reports”). All such WBKC SEC Reports were true, accurate, and complete in all material respects as of the dates of the WBKC SEC Reports, and no such filings contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters received by WBKC, and to the knowledge of WBKC, none of the WBKC SEC Reports is the subject of any ongoing review by the SEC.
ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF HORIZON
On or prior to the date hereof, Horizon has delivered to WBKC a schedule (the “Horizon Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of its covenants contained in Article V or Article VI. However, for purposes of the Horizon Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to other sections of this Agreement under which such item may be relevant, but only to the extent that it is reasonably clear on the face of such schedule that such item applies to such other section of this Agreement, and such item is described in sufficient detail to enable WBKC to identify the items to which it applies.
For the purpose of this Agreement, and in relation to Horizon and its Subsidiaries (as defined in this introduction to Article IV), a “Material Adverse Effect on Horizon” means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, conditions (financial or otherwise), value, or business of Horizon and its Subsidiaries on a consolidated basis, or (ii) would materially impair the ability of Horizon or any of its Subsidiaries to perform its obligations under this Agreement or any related agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect on Horizon shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks, savings associations, or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting requirements applicable to banks, savings associations, or their holding companies generally, (c) effects of any action or omission taken with the prior written consent of WBKC or at the direction of WBKC, (d) the announcement of this Agreement and the transactions contemplated hereby, and the effect of compliance with this Agreement, on the business, financial condition, or results of operations of Horizon and its Subsidiaries, (e) the expenses incurred by Horizon or Horizon Bank in negotiating, documenting, effecting, and consummating the transactions contemplated by this Agreement, (f) any changes in general economic or capital market conditions affecting banks, savings associations, and their holding companies generally, including, without limitation, changes in interest rates, and (g) changes in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices, or upon any military installation, equipment, or personnel of the United States, unless it uniquely affects Horizon or any of its Subsidiaries, taken as a whole.
For the purpose of this Agreement, and in relation to Horizon and its Subsidiaries, “knowledge” means those facts that are actually known by the officers of Horizon who are listed on Section 4.0 of the Horizon Disclosure Schedule. Additionally, for the purpose of this Agreement, and in relation to Horizon, its “Subsidiaries” shall mean any entity which is required to be consolidated with Horizon for financial reporting purposes pursuant to GAAP.
Accordingly, Horizon represents and warrants to WBKC as follows, except as set forth in the Horizon Disclosure Schedule:
    4.01 Organization and Authority.
(a) Horizon is a corporation duly organized and validly existing under the laws of the State of Indiana and is a registered bank holding company under the BHC Act. Horizon has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.
(b) Horizon Bank is currently a national bank chartered and existing under the laws of the United States but is expected to be an Indiana state-chartered bank as of the Effective Time. Horizon Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

(c) Each of Horizon’s Subsidiaries other than Horizon Bank is duly organized and validly existing under the laws of its jurisdiction of organization, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.
(d) The Articles of Incorporation and Bylaws of Horizon and Horizon Bank, representing true, accurate, and complete copies of such corporate documents in effect as of the date of this Agreement, have been previously delivered to WBKC.
    4.02 Authorization.
(a) Horizon has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.01(d), (e), and (f) hereof. This Agreement and its execution and delivery by Horizon have been duly authorized and approved by the Board of Directors of Horizon and, assuming the accuracy of the representation contained in Section 3.02(a), constitutes a valid and binding obligation of Horizon, subject to the terms and conditions hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt, or other laws of general application relating to or affecting the enforcement of creditors’ rights.
(b) Subject to the fulfillment of the conditions precedent set forth in Sections 7.02(e) and (f), neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates the Articles of Incorporation or Bylaws of Horizon or the charter documents of any of Horizon’s Subsidiaries; (ii) conflicts with or violates any local, state, federal, or foreign law, statute, ordinance, rule, or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ, or decree; (iii) conflicts with, results in a breach of, or constitutes a default under, or requires any notice or consent under, any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment, or other instrument to which Horizon or any of its Subsidiaries is a party or by which Horizon or any of its Subsidiaries is subject or bound; (iv) results in the creation of or gives any Person the right to create any lien, charge, claim, encumbrance, or security interest, or results in the creation of any other rights or claims of any other party (other than WBKC) or any other adverse interest, upon any right, property, or asset of Horizon or any of its Subsidiaries; or (v) terminates or gives any Person the right to terminate, accelerate, amend, modify, or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment, or other instrument to which Horizon or any of its Subsidiaries is bound or with respect to which Horizon or any of its Subsidiaries is to perform any duties or obligations or receive any rights or benefits, except for such conflicts, breaches, defaults, notices, consent, liens, charges, claims, encumbrances, security interests, adverse interests, terminations, accelerations, amendments, modifications or refusals to perform under (iii), (iv) or (v) of this Section 4.02(b) that, either individually or in the aggregate, will not have a Material Adverse Effect on Horizon.
(c) Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust, and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by, or consent, authorization, or approval of any governmental agency or body is necessary for consummation of the Merger by Horizon.
    4.03 Capitalization.
(a) As of the date of this Agreement, the authorized capital stock of Horizon consists of (i) 66,000,000 shares of Horizon common stock, 22,195,715 shares of which are issued and outstanding (and which includes shares of restricted stock), (ii) 1,000,000 shares of preferred stock, none of which are issued and outstanding, and (iii) options to purchase 363,538 shares of Horizon common stock. Such issued and outstanding shares have been duly and validly authorized by all necessary corporate action of Horizon, are validly issued, fully paid, and nonassessable, and have not been issued in violation of any preemptive rights. Each share of Horizon common stock is entitled to one vote per share.
(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Horizon are owned by Horizon, directly or indirectly, free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options, and preemptive rights and of all other rights or claims of any other Person with respect thereto.
    4.04 Compliance with Law.
(a) None of Horizon or any of its Subsidiaries is currently in violation of, and during the preceding five (5) years, none has been in violation of any Law, except where such violation would not have a Material Adverse Effect on Horizon. Horizon and its Subsidiaries possess and hold all licenses, franchises, permits, certificates, and other authorizations necessary for the continued conduct of their business without interference or interruption, except where the failure to possess and hold the same would not have a Material Adverse Effect on Horizon.
(b) Horizon is not subject to any understandings or commitments with, and there are no orders or directives of, any government regulatory agencies or authorities with respect to the financial condition, results of operations, business, assets, or capital of Horizon or its Subsidiaries. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of Horizon or any of its Subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to Horizon or any of its Subsidiaries.
(c) Since the enactment of the Sarbanes-Oxley Act, Horizon, to its knowledge, has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(d) All of the existing offices and branches of Horizon Bank have been legally authorized and established in accordance with all applicable federal, state, and local laws, statutes, regulations, rules, ordinances, orders, restrictions, and requirements, except such as would not have a Material Adverse Effect on Horizon.
    4.05 Absence of Undisclosed Liabilities.  Except (i) as provided in the Horizon financial statements included in its SEC Reports (as defined in Section 4.15), (ii) for unfunded loan commitments and obligations on letters of credit to customers of Horizon’s Subsidiaries made in the ordinary course of business, (iii) for trade payables incurred in the ordinary course of business, (iv) for the transactions contemplated by this Agreement, and (v) any other transactions which would not result in a material liability or have a material impact on Horizon; none of Horizon or any of its Subsidiaries has any obligation, agreement, contract, commitment, liability, lease, or license made outside of the ordinary course of business nor, to Horizon’s knowledge, does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such material obligation, agreement, contract, commitment, liability, lease, or license. None of Horizon or any of its Subsidiaries is delinquent in the payment of any material amount due pursuant to any trade payable, and each has properly accrued for such payables in accordance with GAAP, except where the failure to so accrue would not constitute a Material Adverse Effect on Horizon.
    4.06 Accuracy of Information Provided to WBKC.  Horizon agrees that the information concerning Horizon or any of its Subsidiaries that is provided or to be provided by Horizon to WBKC for inclusion or that is included in the Registration Statement or Proxy Statement (each as defined in Section 6.02) and any other documents to be filed with any regulatory authority or governmental entity in connection with the Merger and the other transactions contemplated by this Agreement will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the WBKC Shareholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, Horizon shall have no responsibility for the truth or accuracy of any information with respect to WBKC or any of its Subsidiaries or any of their affiliates contained in the Registration Statement or the Proxy Statement or in any document submitted to, or other communication with, any regulatory agency or governmental entity.
    4.07 Financial Statements and Reports.
(a) The following financial statements and reports of Horizon and its Subsidiaries, including the notes thereto (collectively, the “Horizon Financial Statements”) are publicly available:

(i) consolidated balance sheets and the related consolidated statements of income, consolidated statements of cash flows, and consolidated statements of changes in shareholders’ equity of Horizon as of and for the fiscal years ended December 31, 2014, 2015, and 2016;
(ii) Unaudited interim consolidated financial statements for the three months ended March 31, 2017; and
(iii) Call Reports for Horizon Bank as of the close of business on December 31, 2014, 2015, and 2016 and for the three months ended March 31, 2017.
(b) The Horizon Financial Statements described in clauses (i) and (ii) above present fairly, in all material respects, the consolidated financial position of Horizon as of and at the dates shown and the consolidated results of operations for the periods covered thereby and are complete, correct, represent bona fide transactions, and have been prepared from the books and records of Horizon and its Subsidiaries. The Horizon Financial Statements described in clause (i) above are audited financial statements and have been prepared in conformance with GAAP, except as may otherwise be indicated in any accountants’ notes or reports with respect to such financial statements.
(c) Since March 31, 2017, on a consolidated basis, Horizon and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice.
    4.08 Adequacy of Reserves.  The reserves, the allowance for loan and lease losses, and the carrying value for real estate owned which are shown on the Horizon Financial Statements are, in the judgment of management of Horizon, adequate, in all material respects, under the requirements of GAAP to provide for possible losses on items for which reserves were made, on loans and leases outstanding and real estate owned as of the respective dates.
    4.09 Litigation and Pending Proceedings.
(a) There are no material claims, actions, suits, proceedings, mediations, arbitrations, or investigations pending or, to the knowledge of Horizon, threatened against Horizon or any of its Subsidiaries, and to Horizon’s knowledge there is no basis for any claim, action, suit, proceeding, litigation, arbitration, or investigation against Horizon or any of its Subsidiaries that individually or in the aggregate would reasonably be expected to have a Material Adverse Effect on Horizon.
(b) Neither Horizon nor any of its Subsidiaries is: (i) subject to any outstanding judgment, order, writ, injunction, or decree of any court, arbitration panel, or governmental agency or authority, except in the ordinary course of business regarding customer and fiduciary accounts; (ii) presently charged with or under governmental investigation with respect to, any actual or alleged violations of any law, statute, rule, regulation, or ordinance (other than examinations by banking regulators in the ordinary course of operating a banking business); or (iii) the subject of any pending or, to the knowledge of Horizon, threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective business, assets, capital, properties, or operations.

    4.10 Taxes, Returns and Reports.  Each of Horizon and its Subsidiaries has, since January 1, 2010, (a) duly and timely filed or extended (before its due date) all material federal, state, local, and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate, and complete in all material respects; (b) except as disclosed in Section 4.10 of the Horizon Disclosure Schedule, paid or otherwise adequately reserved in accordance with GAAP for all taxes, assessments, and other governmental charges due or claimed to be due upon it or any of its income, properties, or assets, unless being contested in good faith; and (c) not requested an extension of time for any such payments (which extension is still in force) (other than as permitted by (a), above). Horizon has established, and shall establish in future publicly-filed financial statements, in accordance with GAAP, a reserve for taxes in the Horizon Financial Statements adequate to cover all of Horizon’s and its Subsidiaries’ tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. Neither Horizon nor any of its Subsidiaries, to their knowledge, has, nor will any of them have, any liability for material taxes of any nature for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent set forth in Horizon’s future publicly-filed financial statements and as accrued or reserved for on the books and records of Horizon or its Subsidiaries. Neither Horizon nor any of its Subsidiaries is currently under audit by any state or federal taxing authority. Except as disclosed in Section 4.10 of the Horizon Disclosure Schedule, no federal, state, or local tax returns of Horizon or any of its Subsidiaries have been audited by any taxing authority during the preceding five (5) years.
    4.11 Deposit Insurance.  The deposits of Horizon Bank are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable law, and Horizon or Horizon Bank has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.
    4.12 Bank Secrecy and Anti‑Money Laundering Compliance.  During the last three (3) years, neither Horizon nor any of its Subsidiaries has received any notice or communication from any regulatory authority alleging violation of, or noncompliance with, any BSA/AML Law. Horizon and its Subsidiaries have not been cited, fined, or otherwise notified of any failure by it to comply with a BSA/AML Law which has not been cured. To the knowledge of Horizon and its Subsidiaries, there are no facts or circumstances that could form the basis for assertion of any proceeding against Horizon or its Subsidiaries under any BSA/AML Law that, if determined adversely to Horizon or its Subsidiaries, would reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Horizon.
    4.13 Community Reinvestment Act.  Horizon Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.
    4.14 Approval Delays.  To the knowledge of Horizon, as of the date hereof, there is no reason why the granting of any of the Regulatory Approvals would be denied or unduly delayed.
    4.15 Horizon Securities and Exchange Commission Filings.  For the past five (5) years, Horizon has filed all material reports and other filings with the SEC required to be filed by it (“Horizon SEC Reports”). All such Horizon SEC Reports were true, accurate, and complete in all material respects as of the dates of the Horizon SEC Reports, and no such filings contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters received by Horizon, and to the knowledge of Horizon, none of the Horizon SEC Reports is the subject of any ongoing review by the SEC.
    4.16 No Shareholder Approval.  No vote or consent of any of the holders of Horizon’s capital stock is required by law, agreement, or NASDAQ Global Select Market listing requirements for Horizon to enter into this Agreement and to consummate the Merger.
    4.17 Antitakeover Provisions Inapplicable.  The transactions contemplated by this Agreement are not subject to the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transactions,” “business combination” or other antitakeover laws and regulations of the State of Indiana, including the provisions of the IBCL applicable to Horizon.
    4.18 Books and Records.  The books of account, minute books, stock record books, and other records of Horizon and its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with Horizon’s business practices and all applicable Laws, including the maintenance of an adequate system of internal controls required by such Laws. The minute books of Horizon and each of its Subsidiaries contain accurate and complete records, in all material respects, of all meetings held, and corporate action taken by, its respective shareholders, boards of directors, and committees of the boards of directors.
    4.19 Environmental Matters.  Horizon and its Subsidiaries are in material compliance with all Environmental Laws. There are no legal, administrative, arbitral, or other proceedings, claims, or actions, or to the knowledge of Horizon, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose on Horizon or any of its Subsidiaries any material liability or material obligation arising under any Environmental Law, pending or to Horizon’s knowledge, threatened against Horizon. To the knowledge of Horizon, there is no reasonable basis for any such proceeding, claim, action, or governmental investigation on Horizon or any of its Subsidiaries of any material liability or material obligation arising under any Environmental Law.
    4.20 Interim Events.  Since March 31, 2017, neither Horizon nor any of its Subsidiaries has experienced any events, changes, developments or occurrences which have had, or are reasonably likely to have, a Material Adverse Effect on Horizon.
    4.21 Well-Capitalized.  Horizon Bank is “well capitalized” (as that term is defined in 12 C.F.R. Section 6.4(c)(1)). Horizon Bank has not been informed that its status as “well capitalized” will change and has no basis for believing that its status will change due to this Merger.
    4.22 Internal Controls.  Horizon and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. During the preceding three (3) years, (i) through the date hereof, neither Horizon nor any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies, or methods of Horizon or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that Horizon or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Horizon or any of its Subsidiaries, whether or not employed by Horizon or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty, or similar violation by Horizon or any of its officers, directors, employees, or agents to the Board of Directors of Horizon or any committee thereof or to any director or officer of Horizon.
    4.23 Employee Benefit Plans.
(a) With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), sponsored or otherwise maintained by any member of a controlled group of corporations under Code Section 414(b) of which Horizon is or was a member, and any trade or business (whether or not incorporated) which is or was under common control with Horizon under Code Section 414(c), and all other entities which together with Horizon are or were prior to the date hereof treated as a single employer under Code Section 414(m) or 414(o) (an “ERISA Affiliate”), whether written or oral, in which Horizon or any ERISA Affiliate participates as a participating employer, or to which Horizon or any ERISA Affiliate contributes, or any nonqualified employee benefit plans or deferred compensation, bonus, stock, performance share, phantom stock, or incentive plans or arrangements, or other employee benefit or fringe benefit programs for the benefit of former or current employees or directors (or their beneficiaries or dependents) of Horizon or any ERISA Affiliate, and including any such plans which have been terminated, merged into another plan, frozen, or discontinued since January 1, 2011 (individually, a “Horizon Plan” and collectively, “Horizon Plans”), Horizon represents and warrants:
(i) All such Horizon Plans have, on a continuous basis since their adoption, been, in all material respects, maintained in compliance with their respective terms and with the requirements prescribed by all applicable statutes, orders, and governmental rules or regulations, including without limitation, ERISA and the Department Regulations promulgated thereunder and the Code and Treasury Regulations promulgated thereunder.
(ii) All Horizon Plans intended to constitute tax-qualified plans under Code Section 401(a) have complied in form since their adoption and have been timely amended to comply in all material respects with all applicable requirements of the Code and the Treasury Regulations and each such Plan either (A) has received a determination letter from the Internal Revenue Service upon which Horizon may rely regarding such plan’s tax-qualified status under the Code, or (B) is a pre-approved volume submitter or prototype plan that is the subject of an opinion letter issued by the Internal Revenue Service.
(iii) All Horizon Plans that provide for payments of “nonqualified deferred compensation” (as defined in Code Section 409A(d)(1)) have, in all material respects, been drafted and operated in good faith compliance with the applicable requirements of Code Section 409A and applicable guidance thereunder since January 1, 2005.

(iv) All options to purchase shares of Horizon Common Stock were granted with a per share exercise price that was not less than the “fair market value” of Horizon Common Stock on the date of such grant, as determined in accordance with the terms of the applicable Horizon Plan. All Horizon stock options, restricted stock units, and shares of restricted stock have been properly accounted for in accordance with GAAP, and no change is expected in respect of any prior financial statements relating to expenses for stock-based compensation. There is no pending audit, investigation, or inquiry by any governmental agency or authority or by Horizon (directly or indirectly) with respect to Horizon’s stock option or restricted stock granting practices or other equity compensation practices.
(v) No Horizon Plan (or its related trust) holds any stock or other securities of Horizon and no Horizon Plan allows for the granting of any awards over or with respect to any stock or other securities of Horizon.
(vi) Neither Horizon, an ERISA Affiliate nor to Horizon’s knowledge, any other fiduciary as defined in ERISA Section 3(21)(A) of a Horizon Plan, has engaged in any transaction that may subject Horizon, any ERISA Affiliate, or any Horizon Plan to a civil penalty imposed by ERISA Section 502 or any other provision of ERISA or excise taxes under Code Section 4971, 4975, 4976, 4977, 4979, or 4980B.
(vii) All obligations required to be performed by Horizon or any ERISA Affiliate under any provision of any Horizon Plan have been performed by it in all material respects, and Horizon has contributed and has paid all amounts accrued and premiums due with respect to the Horizon Plans, and neither Horizon nor any ERISA Affiliate is, in any material respect, in default under or in violation of any provision of any Horizon Plan.
(viii) All required reports and descriptions for the Horizon Plans have, in all material respects, been timely filed and distributed to participants and beneficiaries, and all notices required by ERISA or the Code with respect to all Horizon Plans have been proper as to form and timely given.
(ix) No event has occurred which would reasonably constitute grounds for an enforcement action by any party under Part 5 of Title I of ERISA with respect to any Horizon Plan.
(x) There are no examinations, audits, enforcement actions, or proceedings, or any other investigations, pending or threatened by any governmental agency involving any Horizon Plan.
(xi) There are no actions, suits, proceedings, or claims pending (other than routine claims for benefits) or threatened against Horizon or any ERISA Affiliate in connection with any Horizon Plan or the assets of any Horizon Plan.
(b) Horizon has provided or made available to WBKC true, accurate, and complete copies and, in the case of any plan or program which has not been reduced to writing, a materially complete summary, of all of the following Horizon Plans, as applicable:

(i) All current pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option, restricted stock, restricted stock unit, phantom stock, performance share, and stock appreciation right plans, all amendments thereto, and, if required under the reporting and disclosure requirements of ERISA, all current summary plan descriptions thereof (including any modifications thereto);
(ii) All current employment, deferred compensation (whether funded or unfunded), salary continuation, change in control, consulting, bonus, severance, and collective bargaining agreements, arrangements, or understandings;
(iii) All current executive and other incentive compensation plans, programs, and agreements;
(iv) All current group insurance, medical, and prescription drug arrangements, policies, or plans;
(v) All other current incentive, welfare, or employee benefit plans, understandings, arrangements, or agreements maintained or sponsored, participated in, or contributed to by Horizon for its current or former directors, officers, or employees;
(vi) All reports filed with the Internal Revenue Service or the Department within the preceding three (3) years by Horizon or any ERISA Affiliate with respect to any Horizon Plan;
(vii) All current participants in such plans and programs and all participants with benefit entitlements under such plans and programs; and
(viii) Valuations or allocation reports for any defined contribution plans as of the most recent allocation and valuation dates.
(c) With respect to all Horizon Plans that are group health plans as defined in ERISA Section 607(1), sponsored or maintained by Horizon or any ERISA Affiliate, to Horizon’s knowledge, no director, officer, employee, or agent of Horizon or any ERISA Affiliate has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed on Horizon or any ERISA Affiliate under Code Section 4980B(a), or would cause a penalty to be imposed under ERISA and the regulations promulgated thereunder. With respect to all such plans, all applicable provisions of Code Section 4980B and ERISA Sections 601-606 have been complied with by Horizon or any ERISA Affiliate, and all other provisions of ERISA and the regulations promulgated thereunder have been complied with in all material respects.
    4.24 Information Security.  The computers, Software, computer programs, in source code and object code forms, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines, repair and refurbishment equipment, and all other information technology equipment owned, used, or held for use by Horizon or Horizon Bank (collectively, “Horizon IT Assets”) (i) operate and perform, in all material respects, in accordance with their documentation and functional specifications and otherwise as required for the conduct of Horizon’s and Horizon Bank’s businesses and have not materially malfunctioned or failed within the past three (3) years; and (ii) do not contain any Defective Code, Malicious Code, or open source code which does not or could not have a Material Adverse Effect on Horizon. Horizon and Horizon Bank take reasonable actions, consistent with current banking industry standards, to protect the confidentiality, integrity, and security of the Horizon IT Assets (and all third party and customer information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification, or corruption, including, but not limited to, (A) the use of robust encryption technology, and (B) the implementation of a comprehensive security plan which (x) promptly identify any and all internal and external risks to the security of Horizon’s and/or Horizon Bank’s confidential information or that of third parties or customers, and (y) implements, monitors, and improves adequate and effective safeguards to control those risks. Horizon and its Subsidiaries have devised and maintain a system of internal controls sufficient, in the reasonable opinion of management of Horizon and Horizon Bank, to maintain its Information System, as defined in the COSO 2013 Framework, to meet the standards for Information Systems under the COSO 2013 Framework and have achieved a “baseline” maturity level in all domains according to the FFIEC Cybersecurity Assessment Tool. Horizon has implemented reasonable data backup, data storage, system redundancy, and disaster avoidance and recovery procedures, as well as a reasonable business continuity plan, in each case consistent with banking industry practices. No claims are pending or threatened in writing against Horizon or Horizon Bank alleging a violation of any Person’s privacy rights or rights regarding the protection of personally identifiable information or other non-public information, other than violations that, individually or in the aggregate, would not have a Material Adverse Effect on Horizon.
    4.25 Agreements with Regulatory Agencies.  Neither Horizon nor any of its Subsidiaries is subject to any cease-and-desist, consent order or other order, or enforcement action issued by, or is a party to any written agreement, consent agreement, or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been, during the preceding five (5) years, a recipient of any supervisory letter from, or, during the preceding five (5) years, has adopted any policies, procedures, or board resolutions at the request or suggestion of any regulatory agency or other governmental entity that currently restricts (or restricted), in any material respect, the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management, or its business, other than those of general application that apply to similarly situated bank holding companies or their subsidiaries (a “Horizon Regulatory Agreement”), nor has Horizon or any of its Subsidiaries been advised, during the preceding five (5) years, by any regulatory agency or other governmental entity that it is considering issuing, initiating, ordering, or requesting any such Horizon Regulatory Agreement. There are no refunds or restitutions required to be paid or corrective actions (including items designated as “matters requiring attention”) required to be taken as a result of any criticism of any regulatory agency or body cited in any examination report of Horizon or any of its Subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to Horizon or any of its Subsidiaries.
    4.26 Insurance.  All policies of insurance, self-insured arrangements, and pooled or shared risk arrangements (including, without limitation, bankers’ blanket bond, directors’ and officers’ liability insurance, banker’s blanket bond for third-party mortgage brokers, property and casualty insurance, group health or hospitalization insurance, and insurance providing benefits for employees) owned, held, or participated in by Horizon or any of its Subsidiaries on the date hereof or with respect to which Horizon or any of its Subsidiaries pays any premiums are in full force and effect and all premiums due thereon have been paid when due.
ARTICLE V.
CERTAIN COVENANTS
WBKC covenants and agrees with Horizon and covenants and agrees to cause its Subsidiaries to act as follows, and Horizon covenants and agrees with WBKC as follows:
    5.01 Shareholder Approval.  Unless this Agreement has been terminated in accordance with its terms, WBKC shall submit this Agreement to its shareholders for approval and adoption at a meeting to be called and held in accordance with applicable law and the Articles of Incorporation and Bylaws of WBKC (the “WBKC Shareholders’ Meeting”) as soon as reasonably practicable after the effectiveness of the Registration Statement. Subject to Section 5.06 hereof, the Board of Directors of WBKC shall recommend to WBKC’s shareholders that such shareholders approve and adopt this Agreement and the Merger contemplated hereby and will solicit proxies voting in favor of this Agreement from WBKC’s shareholders.
    5.02 Other Approvals.
(a) WBKC and Horizon shall cooperate fully and use reasonable best efforts to procure, upon terms and conditions consistent with the condition set forth in Section 7.01(e) hereof, all consents, authorizations, approvals, registrations, and certificates, in completing all filings and applications, and in satisfying all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.
(b) WBKC will use reasonable best efforts to obtain any required third party consents to agreements, contracts, commitments, leases, instruments, and documents described in the WBKC Disclosure Schedule and which WBKC and Horizon agree are material.
(c) Any written materials or information provided by WBKC or Horizon for use in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact and shall not omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.
    5.03 Conduct of Business.
(a) After the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, each of WBKC and its Subsidiaries shall: (i) carry on its business diligently, substantially in the manner as is presently being conducted and in the ordinary course of business; (ii) use reasonable best efforts to preserve its business organization intact in all material respects, keep available the services of the present officers and employees, and preserve its present relationships with customers and Persons having business dealings with it; (iii) use reasonable best efforts to maintain all of the properties and assets that it owns or utilizes, and which are material to the operation of its business, in the operation of its business as currently conducted in good operating condition and repair, reasonable wear and tear excepted; (iv) maintain its books, records, and accounts in the usual, regular, and ordinary manner, on a basis consistent with past practice and in compliance in all material respects with all statutes, laws, rules, and regulations applicable to them and to the conduct of its business; and (v) not knowingly do or fail to do anything which will cause a breach of, or default in, any material contract, agreement, commitment, obligation, understanding, arrangement, lease, or license to which it is a party or by which it is or may be subject or bound.
(b) From the date hereof until the Effective Time or until this Agreement is terminated as herein provided, except as expressly contemplated or permitted by this Agreement or as set forth in Section 5.03(b) of the WBKC Disclosure Schedule, without the prior written consent (including consent delivered by email) of Horizon, which consent shall not be unreasonably withheld, WBKC will not and will cause its Subsidiaries to not:
(i) make any changes in its capital stock (including, without limitation, any stock issuance, stock split, stock dividend, recapitalization, or reclassification), authorize a class of stock, or issue any stock (other than pursuant to the exercise of any WBKC Options outstanding as of the date hereof), issue or grant any warrant, option, right, or other agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, or redeem any of its outstanding shares of common stock or other securities (other than the withholding of shares to satisfy tax obligations in connection with the vesting of WBKC Restricted Stock or the exercise of WBKC Options);
(ii) distribute or pay any dividends on its shares of common stock, or authorize a stock split, or make any other distribution to its shareholders except for semi-annual or quarterly dividends paid by WBKC to its common shareholders in amounts that, when combined, do not to exceed $0.80 per share of WBKC Common Stock; provided, however, each of the Subsidiaries may pay cash dividends to WBKC or Wolverine Bank in the ordinary course of business for payment of reasonable and necessary business and operating expenses of WBKC or Wolverine Bank and expenses of the Merger; provided further, at Horizon’s request in accordance with the terms described in Section 7.01(r), and except to the extent prohibited by Law or any bank regulatory agency, Wolverine Bank shall pay dividends to WBKC; provided further, no dividend may be paid by WBKC to its shareholders for the quarterly period in which the Merger is scheduled to be consummated or consummated if during such period WBKC’s shareholders will become entitled to receive dividends on their shares of Horizon common stock received pursuant to this Agreement, and provided, further, that WBKC may pay additional dividends up to $0.80 per share in the aggregate to its common shareholders before March 31, 2018, if the Closing has not occurred prior to December 31, 2017, and the WBKC 2017 consolidated annual net income, as agreed upon by Horizon and WBKC, is equal to or greater than 95% of the WBKC 2016 consolidated audited annual net income without taking into account the aggregate expenses of attorneys, accountants, consultants, financial advisors, and other professional advisors incurred by WBKC or any Subsidiary of WBKC in connection with this Agreement or the transactions contemplated hereby;

(iii) purchase or otherwise acquire any investment security for their own account that exceeds $2,000,000 individually, or purchase or otherwise acquire any security other than U.S. Treasury or other governmental obligations or asset-backed securities issued or guaranteed by United States governmental or other governmental agencies, in either case having an average remaining life of three (3) years or less, or sell any investment security owned by them other than sales made in the ordinary course of business as previously conducted during the past three (3) years and in accordance with applicable laws and regulations, or engage in any activity that would be inconsistent with the classification of investment securities as either “held to maturity” or “available for sale”;
(iv) except for binding commitments in effect as of the date of this Agreement, make, renew, or otherwise modify any loan, loan commitment, letter of credit, or other extension of credit (individually, a “Loan” and collectively, “Loans”) to any Person if the Loan is an existing credit on the books of WBKC or any Subsidiary and classified as “Other Loans Especially Mentioned,” “Substandard,” “Doubtful” or “Loss” in an amount in excess of $500,000. Wolverine Bank also shall not make, purchase, renew, modify, amend, or extend the maturity of (1) any new commercial Loan in excess of $1,000,000; provided, that Wolverine Bank may, without the consent of Horizon, renew, modify, amend, or extend the maturity of existing performing commercial loans (which are not classified or non-accrual) with existing principal balances of $1,500,000 or less, (2) unless such mortgage loan is saleable in the secondary market, any mortgage loan with a loan to value in excess of 80% (unless private mortgage insurance is obtained) or any other mortgage loan in excess of $424,000, (3) any consumer Loan in excess of $75,000, (4) any home equity Loan or line of credit in excess of $100,000, (5) any Loan participation, or (6) any agreement to purchase mortgage loans from any third-party originator; provided, however, that Wolverine Bank may take any such action with respect to any such Loan or Loans if the Chief Credit Officer of Horizon Bank, or his designee, is provided with notice of the proposed action in writing (together will complete information regarding such Loan) and Horizon Bank has not provided written objection to the taking of such proposed action within five (5) business days thereafter (the lack of such objection being deemed prior written consent of Horizon Bank for purposes of this Section);
(v) acquire any assets of any other Person by any means (other than personal property acquired in foreclosure or otherwise in the ordinary course of collection of indebtedness owed to Wolverine Bank) or foreclose upon or otherwise take title to, or possession or control of, any real property without first obtaining a Phase I environmental report thereon, prepared by a reliable and qualified Person acceptable to Horizon, which indicates that the real property is free of pollutants, contaminants, or hazardous materials; provided, however, that neither WBKC nor Wolverine Bank shall be required to obtain such a report with respect to single-family, non-agricultural residential property to be foreclosed upon unless WBKC has reason to believe that such property might contain such hazardous materials or otherwise might be contaminated;
(vi) pay or agree to pay, conditionally or otherwise, any additional compensation (including bonuses) or severance benefit, take any action that would give rise to an acceleration of the right to payment, or otherwise make any changes with respect to the fees or compensation payable (or to become payable) to consultants, directors, officers, or salaried employees or, except as required by law and except as contemplated by this Agreement, adopt or make any change in any WBKC Plan or other arrangement (including any agreement for indemnification) or payment made to, for, or with any of such consultants, directors, officers, or employees, except (1) as contemplated by this Agreement (including severance and change in control payments anticipated to be paid as described in Section 5.20 and Section 6.03(h) hereof), (2) as may be required pursuant to commitments existing on the date hereof or pursuant to any WBKC employee benefit plan or arrangement described on Section 3.15(e) of the WBKC Disclosure Schedules, (3) as to non-executive employees, pay increases in the ordinary course of business and consistent with past practice, due to a material change in position or duties or which are typically given based upon merit or on an employee’s anniversary date of hire or the anniversary date in the current position, in either case which do not involve increases of more than 4% in connection therewith, (4) the payment of bonuses for the year ended December 31, 2016, to the extent such bonuses have been accrued in accordance with GAAP through the date hereof and provided that such bonuses are consistent, as to amount and persons covered, with past practice, all of which are set forth in Section 5.03(b)(vi) of the WBKC Disclosure Schedule, and (5) the payment of bonuses for the partial year commencing January 1, 2017 and ending on the date of the Effective Time, to the extent such bonuses have been accrued in accordance with GAAP through the Effective Time and provided that such bonuses are consistent, as to amount and persons covered, with past practice, all of which are set forth in Section 5.03(b)(vi) of the WBKC Disclosure Schedule;
(vii) fail to accrue, pay, discharge, and satisfy all debts, liabilities, obligations, and expenses, including, without limitation, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations, and expenses become due, unless the same are being contested in good faith;
(viii) except for obligations disclosed in this Agreement, short-term FHLB advances, federal funds purchased by Wolverine Bank, trade payables and similar liabilities, and obligations incurred in the ordinary course of business and the payment, discharge, or satisfaction in the ordinary course of business of liabilities reflected in the WBKC Financial Statements or the Subsequent WBKC Financial Statements, borrow any money or incur any indebtedness in an aggregate amount exceeding $100,000;
(ix) change its accounting methods, except as may be necessary and appropriate to conform to (1) changes in law and regulation, (2) changes in GAAP or regulatory accounting principles, (3) changes required by WBKC’s independent auditors or its regulatory authorities, or (4) changes requested by Horizon pursuant to this Agreement, provided any such changes are consistent with GAAP and/or regulatory accounting principles, as appropriate;
(x) make, change, or revoke any material tax election, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim or assessment, or surrender any right to claim a refund of a material amount of taxes;

(xi) make application for the opening or closing of any, or open or close any, branch or automated banking facility, except as contemplated by any application filed with any bank regulatory authority in connection with the Merger;
(xii) waive, release, grant, or transfer any material rights of value or enter into, amend, or terminate any contract, agreement, lease, commitment, understanding, arrangement, or transaction or incur any liability or obligation (other than as contemplated by this Agreement and legal, accounting, and investment banking or financial advisory fees related to the Merger) requiring payments by WBKC or any of its Subsidiaries which exceed $50,000, whether individually or in the aggregate, other than trade payables or otherwise incurred in the ordinary course of business, or which contain any financial commitment extending more than twelve (12) months following the date of this Agreement;
(xiii) except as already committed in writing as of the date of this Agreement and other than expenditures necessary to maintain existing assets in good repair, make any capital expenditures in excess of $100,000 individually or $250,000 in the aggregate;
(xiv) except as required by applicable law, regulation, or its regulatory authorities: (1) implement or adopt any material change in its interest rate risk management or hedging policies, procedures, or practices; (2) fail to follow its existing policies or practices with respect to managing its exposure to interest rate risk; or (3) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;
(xv) maintain an allowance for loan and lease losses which is not adequate, in all material respects, under the requirements of GAAP to provide for possible losses, net of recoveries, relating to Loans previously charged off or take any action that would change Wolverine Bank’s loan loss reserves that is not in compliance with Wolverine Bank’s policy and past practices consistently applied and in material compliance with GAAP;
(xvi) except as already committed in writing as of the date of this Agreement, cancel, release, or compromise any indebtedness in excess of $100,000 owing to WBKC or any Subsidiary or any claims which WBKC or any Subsidiary may possess, or voluntarily waive any material rights with respect thereto;
(xvii)      pay, discharge, settle or compromise any litigation, claim, action, arbitration, or other proceeding against WBKC or any Subsidiary other than (1) any such payment, discharge, settlement, or compromise in the ordinary course of business consistent with past practice that involves solely money damages in the amount not in excess of $50,000 individually or $100,000 in the aggregate, or (2) with regard to a settlement exceeding $50,000 individually or $100,000 in the aggregate, where such settlement is fully covered by insurance; and in all such cases contemplated by (1) and (2) above: (A) does not create precedent for other pending or potential claims, actions, litigation, arbitration, or proceedings, (B) neither WBKC nor Wolverine Bank consents to the issuance of any injunction, decree, order, or judgment restricting or otherwise affecting its business or operations, and (C) involves a complete and unconditional release from liability with respect to WBKC and/or Wolverine Bank, as applicable, with no admission of fault;
(xviii) take any action that is intended or is reasonably likely to result in (A) any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (B) any of the conditions to the Merger set forth in this Agreement not being satisfied in any material respect, or (C) a material breach of any provision of this Agreement; except, in each case, as may be required by applicable law or regulation;
(xix)   maintain the rate of interest paid by Wolverine Bank on any deposit product, including without limitation on certificates of deposit, in a manner and pursuant to policies inconsistent with past practices or outside reasonable local market area interest rates paid by local competing banks;
(xx)    amend the Articles of Incorporation or Bylaws of WBKC, or similar governing documents of any of its Subsidiaries;
(xxi)   knowingly take any action or fail to take any action that would, or would be likely to, prevent, impede or delay the Merger from qualifying as a reorganization as defined by Section 368(a) of the Code; or
(xxii)  agree or commit to do, or enter into any contract regarding, anything that would be precluded by this Section.
    5.04 Insurance.
(a) WBKC and its Subsidiaries shall maintain, or cause to be maintained, in full force and effect, insurance on its assets, properties, and operations, fidelity coverage, and directors’ and officers’ liability insurance in such amounts and with regard to such liabilities and hazards as are currently insured by WBKC or its Subsidiaries as of the date of this Agreement.
(b) Except as set forth on Section 5.04(b) of the WBKC Disclosure Schedule, WBKC and its Subsidiaries shall maintain in full force and effect blanket bond insurance coverage against loss or damage relating to or resulting from any breach of fidelity by any third-party mortgage broker compensated by WBKC or any of its Subsidiaries in connection with the origination of any mortgage loan, such policy to have a single loss coverage limit of no less than $5,000,000 and a deductible of no more than $1,000,000.
    5.05 Accruals for Loan Loss Reserve and Expenses.
(a) Prior to the Effective Time, WBKC shall make and shall cause its Subsidiaries to make, consistent with GAAP and applicable banking laws and regulations, such appropriate accounting entries in its books and records and use reasonable best efforts to take such other actions as WBKC and its Subsidiaries shall deem to be necessary or desirable in anticipation of the Merger including, without limitation, accruals or the creation of reserves for employee benefits and Merger-related expenses.

(b) WBKC recognizes that Horizon may have adopted different loan and accounting policies and practices (including loan classifications and levels of loan loss allowances). Subject to applicable law (including without limitation applicable banking laws and regulations and GAAP), from and after the date hereof, WBKC shall consult and cooperate in good faith with Horizon with respect to conforming the loan and accounting policies and practices of WBKC to those policies and practices of Horizon for financial accounting and/or income tax reporting purposes, as reasonably specified in each case in writing from Horizon to WBKC, based upon such consultation and subject to the conditions in Section 5.05(d).
(c) Subject to applicable law (including without limitation applicable banking laws and regulations and GAAP), WBKC shall consult and cooperate in good faith with Horizon with respect to determining, as reasonably specified in a written notice from Horizon to WBKC, based upon such consultation and subject to the conditions in Section 5.05(d), the amount and the timing for recognizing for financial accounting and/or income tax reporting purposes of WBKC’s expenses of the Merger.
(d) Subject to applicable law (including without limitation applicable banking laws and regulations and GAAP), WBKC and Wolverine Bank shall make such conforming changes and entries as contemplated in Section 5.05(a), Section 5.05(b), and Section 5.05(c) above, but in no event prior to the 5th day next preceding the Closing Date and only after Horizon acknowledges that all conditions to its obligation to consummate the Merger have been satisfied and certifies to WBKC that Horizon will at the Effective Time deliver to WBKC the certificate contemplated in Section 7.02(g).
(e) WBKC’s representations, warranties, and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken at Horizon’s request in compliance with Section 5.05(d).
5.06 Acquisition Proposals.
(a) WBKC will, and will cause each of its Subsidiaries to, and its and their respective officers, directors, and representatives (including KBW) to, immediately cease and cause to be terminated any existing solicitations, discussions, or negotiations with any Person concerning an Acquisition Proposal (as defined in Section 5.06(e)). During the period from the date of this Agreement through the Effective Time, WBKC shall not terminate, amend, modify, or waive any material provision of any confidentiality or similar agreement to which WBKC or any of its Subsidiaries is a party (other than any involving Horizon).
(b) Except as permitted in this Section 5.06, WBKC shall not, and shall cause its Subsidiaries and any of their respective directors, officers, and representatives (including KBW) not to, (i) solicit, initiate, or knowingly encourage or facilitate, or take any other action designed to, or that could reasonably be expected to, facilitate (including by way of furnishing non-public information) any inquiries with respect to an Acquisition Proposal, or (ii) initiate, participate in, or knowingly encourage any discussions or negotiations or otherwise knowingly cooperate in any way with any Person regarding an Acquisition Proposal; provided, however, that, at any time prior to obtaining the approval of the Merger by WBKC’s shareholders, if WBKC receives a bona fide Acquisition Proposal that the WBKC Board of Directors determines in good faith constitutes or is reasonably likely to lead to a Superior Proposal (as defined in Section 5.06(f)) that was not solicited after the date hereof and did not otherwise result from a breach of WBKC’s obligations under this Section 5.06, WBKC may furnish, or cause to be furnished, non-public information with respect to WBKC and its Subsidiaries to the Person who made such proposal (provided that all such information has been provided to Horizon prior to or at the same time it is provided to such Person) and may participate in discussions and negotiations regarding such proposal if (A) the WBKC Board of Directors determines in good faith, and following consultation with its outside legal counsel and financial advisor, that failure to do so would be reasonably likely to result in a breach of its fiduciary duties to WBKC’s shareholders under applicable law, and (B) prior to taking such action, WBKC has used its reasonable best efforts to enter into a confidentiality agreement with such Person containing terms no less favorable to WBKC than those contained in the Confidentiality Agreement (as defined in Section 11.09) and which confidentiality agreement shall not provide such Person with any exclusive right to negotiate with WBKC. Without limiting the foregoing, it is agreed that any violation of the restrictions contained in the first sentence of this Section 5.06(b) by any representative (including KBW) of WBKC or its Subsidiaries shall be a breach of this Section 5.06 by WBKC.
(c) Neither the WBKC Board of Directors nor any committee thereof shall (or shall agree or resolve to) (i) fail to make, withdraw, or modify in a manner adverse to Horizon, or propose to withdraw or modify in a manner adverse to Horizon (or take any action inconsistent with), the recommendation by such WBKC Board of Directors or any such committee regarding this Agreement or the Merger, or approve or recommend, or propose to recommend, the approval or recommendation of any Acquisition Proposal (any of the foregoing being referred to herein as an “Adverse Recommendation Change”), or (ii) cause or permit WBKC or Wolverine Bank to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other agreement (each, an “Acquisition Agreement”) constituting or related to, or which is intended to or would be reasonably likely to lead to, any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.06(b)). Notwithstanding the foregoing, at any time prior to the special meeting of WBKC’s shareholders to approve the Merger, the WBKC Board of Directors may, in response to a Superior Proposal, effect an Adverse Recommendation Change, provided, that the WBKC Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to do so would be reasonably likely to result in a breach of its fiduciary duties to the shareholders of WBKC under applicable Law, and provided, further, that the WBKC Board of Directors may not effect such an Adverse Recommendation Change unless (A) the WBKC Board shall have first provided prior written notice to Horizon (an “Adverse Recommendation Change Notice”) that it is prepared to effect an Adverse Recommendation Change in response to a Superior Proposal, which notice shall, in the case of a Superior Proposal, attach the most current version of any proposed written agreement or letter of intent relating to the transaction that constitutes such Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new notice and a new five (5) business day period), and (B) Horizon does not make, within five (5) business days after receipt of such notice, a proposal that would, in the reasonable good faith judgment of the WBKC Board of Directors (after consultation with outside legal counsel and WBKC’s financial advisor), cause the offer previously constituting a

Superior Proposal to no longer constitute a Superior Proposal or that the Adverse Recommendation Change is no longer required in order to comply with the WBKC Board’s fiduciary duties to the shareholders of WBKC under applicable Law. WBKC agrees that, during the five (5) business day period prior to its effecting an Adverse Recommendation Change, WBKC and its officers, directors, and representatives shall negotiate in good faith with Horizon and its officers, directors, and representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Horizon.
(d) In addition to the obligations of WBKC set forth in paragraphs (a), (b), and (c) of this Section 5.06, WBKC shall as promptly as possible, and in any event within two (2) business days after WBKC first obtains knowledge of the receipt thereof, advise Horizon orally and in writing of (i) any Acquisition Proposal or any request for information that WBKC reasonably believes could lead to or contemplates an Acquisition Proposal, or (ii) any inquiry WBKC reasonably believes could lead to any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry (including any subsequent amendment or other modification to such terms and conditions), and the identity of the Person making any such Acquisition Proposal or request, or inquiry. In connection with any such Acquisition Proposal, request, or inquiry, if there occurs or is presented to WBKC any offer, material change, modification, or development to a previously made offer, letter of intent, or any other material development, WBKC (or its outside counsel) shall (A) advise and confer with Horizon (or its outside counsel) regarding the progress of negotiations concerning any Acquisition Proposal, the material resolved and unresolved issues related thereto, and the material terms (including material amendments or proposed amendments as to price and other material terms) of any such Acquisition Proposal, request, or inquiry, and (B) promptly upon receipt or delivery thereof, provide Horizon with true, correct, and complete copies of any document or communication related thereto.
(e) For purposes of this Agreement, “Acquisition Proposal” shall mean (i) any inquiry, proposal, or offer from any Person or group of Persons (other than as contemplated by this Agreement) relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of (A) assets or businesses that constitute 25% or more of the revenues, net income, or assets of WBKC and its Subsidiaries, taken as a whole, or (B) 25% or more of any class of equity securities of WBKC or any of its Subsidiaries; (ii) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 25% or more of any class of equity securities of WBKC or any of its Subsidiaries; (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange, or similar transaction involving WBKC, Wolverine Bank, or any of its other Subsidiaries pursuant to which any Person or the shareholders of any Person would own 25% or more of any class of equity securities of WBKC, Wolverine Bank, or any of WBKC’s other Subsidiaries or of any resulting parent company of WBKC or Wolverine Bank; or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent, or materially delay the Merger or that could reasonably be expected to dilute materially the benefits to Horizon of the transactions contemplated hereby, other than the transactions contemplated hereby. For purposes of this Section 5.06, a “Person” shall include a natural Person, or any legal, commercial, or Governmental Authority, including, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any Person acting in a representative capacity.
(f) For purposes of this Agreement, “Superior Proposal” shall mean any Acquisition Proposal (but changing the references to “25% or more” in the definition of “Acquisition Proposal” to “50% or more”) that the WBKC Board determines in good faith (after having received the advice of its financial advisor), to be (i) materially more favorable to the shareholders of WBKC from a financial point of view and its other constituencies than the Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any break-up fees, expense reimbursement provisions, and conditions to consummation and any changes to the financial terms of this Agreement proposed by Horizon in response to such offer or otherwise)), and (ii) reasonably capable of being completed without undue delay taking into account all financial, legal, regulatory, and other aspects of such proposal.
    5.07 Press Releases.  Horizon and WBKC shall use reasonable best efforts (i) to develop a joint communications plan with respect to this Agreement and the transactions contemplated hereby, (ii) to ensure that all press releases and other public statements with respect to this Agreement and the transactions contemplated hereby shall be consistent with such joint communications plan, and (iii) except where (and to the extent that) such prior consultation is not reasonably possible due to time considerations in respect of any announcement required by applicable law or by obligations pursuant to any listing agreement with or rules of the NASDAQ Stock Market, to consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.
    5.08 Changes and Supplements to Disclosure Schedules.  WBKC shall promptly supplement, amend, and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the WBKC Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the WBKC Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of WBKC contained herein materially incorrect, untrue, or misleading. No such supplement, amendment, or update shall have any effect for the purposes of determining satisfaction of the conditions set forth in Article VII.
    5.09 Failure to Fulfill Conditions.  In the event WBKC determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify Horizon.
    5.10 Access; Information.
(a) Horizon and WBKC, and their representatives and agents, shall, upon reasonable notice to the other party, at all times during normal business hours prior to the Effective Time, have reasonable access to the properties, facilities, operations, books, and records of the other party (other than minutes that discuss any of the transactions contemplated by this Agreement). Horizon and WBKC, and their representatives and agents, may, prior to the Effective Time, make or cause to be made such reasonable investigation of the operations, books, records, and properties of the other party and their Subsidiaries and of their financial and legal condition as deemed necessary or advisable to familiarize themselves with such operations, books, records, properties, and other matters; provided, however, that such access or investigation shall not interfere unnecessarily with the normal business operations of WBKC or Horizon or either of their Subsidiaries; provided further, neither WBKC, Horizon, nor any of their Subsidiaries shall be required to take any action that would provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of any customer or other person or would result in the waiver by any of them of the privilege protecting communications between any of them and any of their counsel. In addition, after receipt of all Regulatory Approvals and the necessary shareholders’ approval, WBKC shall cooperate with Horizon to facilitate introductions to Wolverine Bank’s customers and key business partners and referral sources.
(b) No investigation by Horizon or WBKC shall affect the representations and warranties made by WBKC or Horizon herein.
(c) Any confidential information or trade secrets received by Horizon, WBKC, or their representatives or agents in the course of such examination will be treated confidentially, and any correspondence, memoranda, records, copies, documents, and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by Horizon or WBKC, as applicable, or at Horizon’s or WBKC’s request, returned to Horizon or WBKC, as applicable, in the event this Agreement is terminated as provided in Article VIII hereof; provided, however, that the parties may retain such received confidential information to comply with applicable law or regulation or professional standard or bona fide internal compliance policy requirements and any such retained information must be treated confidentially. Additionally, any confidential information or trade secrets received by Horizon or WBKC, or either of their agents or representatives, in the course of their examinations (whether conducted prior to or after the date of this Agreement) shall be treated confidentially and in accordance with the Confidentiality Agreement (as defined in Section 11.09). This Section 5.10 will not require the disclosure of any information to Horizon or WBKC which would be prohibited by law or regulation.
(d) WBKC shall also provide Horizon with copies of minutes and consents from all Board of Director and committee meetings no later than two (2) business days after such minutes are approved at the next monthly meeting of the Board of Directors (other than minutes that discuss any of the transactions contemplated by this Agreement and other than portions of minutes that contain information that is expressly exempt from disclosure pursuant to this Section 5.10).
    5.11 Financial Statements.  As soon as internally available after the date of this Agreement, WBKC will deliver to Horizon any additional audited consolidated financial statements which are prepared on its behalf or at its direction, the monthly consolidated unaudited balance sheets and profit and loss statements of WBKC prepared for its internal use, Wolverine Bank’s Call Reports for each quarterly period completed prior to the Effective Time, all other financial reports or statements submitted to regulatory authorities after the date hereof, and all other financial statements and financial information reasonably requested by Horizon (collectively, “Subsequent WBKC Financial Statements”). The Subsequent WBKC Financial Statements will be prepared on a basis consistent with past accounting practices and GAAP (to the extent applicable) and shall present fairly the financial condition and results of operations as of the dates and for the periods presented (except in the case of unaudited financial statements or Call Report information for the absence of notes and/or year‑end adjustments).
    5.12 Environmental.  If requested by Horizon, WBKC will cooperate with an environmental consulting firm designated by Horizon (the “Designated Environmental Consultant”) in connection with the conduct, at any time after the date hereof (the “Investigation Period”), by the Designated Environmental Consultant of Phase I environmental site assessments and any other investigation reasonably requested by Horizon on all real property (except single family, non-agricultural residential property of one acre or less) owned or leased by WBKC or any of its Subsidiaries as of the date of this Agreement or acquired thereafter, including OREO, to the extent not prohibited by any lease governing Wolverine Bank’s lease of any branch. Horizon will proceed with such assessments, testing, and investigations as soon as reasonably practicable after the date of this Agreement and will diligently work to pursue such assessments, testing, and investigations through completion. Horizon shall furnish true and complete copies of any reports of the Designated Environmental Consultant that it receives with respect to any WBKC property, promptly upon Horizon’s receipt of such reports. Horizon shall be responsible for the costs of the Phase I environmental site assessments, and Horizon and WBKC shall each bear 50% of the costs of any additional environmental investigation or testing as determined to be advisable or recommended by the Designated Environmental Consultant as a result of an actual or suspected “Recognized Environmental Condition” (as such term is defined by the American Society for Testing Materials).
    5.13 Governmental Reports and Shareholder Information.  Promptly upon its becoming available, WBKC shall furnish to Horizon one (1) copy of each financial statement, report, notice, or proxy statement sent by WBKC to any Governmental Authority or to WBKC’s shareholders, and of any order issued by any Governmental Authority in any proceeding to which WBKC is a party. For purposes of this Agreement, “Governmental Authority” shall mean any government (or any political subdivision or jurisdiction thereof), court, bureau, agency, or other governmental entity having or asserting jurisdiction over the applicable party or its business, operations, or properties.
    5.14 Adverse Actions.  During the period from the date of this Agreement to the Effective Time, except with the written consent of Horizon, which consent will not be unreasonably withheld, WBKC will, and it will cause each of its Subsidiaries to, use reasonable best efforts to preserve intact its business organization and assets and maintain its rights and franchises, and voluntarily take no action that would: (i) adversely affect the ability of the parties to obtain the Regulatory Approvals or materially increase the period of time necessary to obtain such approvals; (ii) adversely affect its ability to perform its covenants and agreements under this Agreement in any material respect; or (iii) result in the representations and warranties contained in Article III of this Agreement not being true and correct on the date of this Agreement or at any future date on or prior to the Closing Date (subject to the standards set forth in Section 7.01(a) hereof) or in any of the conditions set forth in Article VII hereof not being satisfied; provided, however, that the foregoing shall not be deemed to require WBKC to take any action which would otherwise violate any other provision of this Agreement.

    5.15 Employee Benefits and Employees.
(a) Neither the terms of Section 6.03 hereof nor the provision of any employee benefits by Horizon or any of its Subsidiaries to employees of WBKC or any of its Subsidiaries shall: (a) create any employment contract, agreement, or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of WBKC or any of its Subsidiaries; or (b) prohibit or restrict Horizon or its Subsidiaries, whether before or after the Effective Time, from changing, amending, or terminating any employee benefits provided to its employees from time to time.
(b) Before the date that is forty-five (45) days after the public announcement of the Merger, Horizon will use its reasonable best efforts to notify WBKC of the employees Horizon intends to retain after the Effective Time. Prior to the Closing Date, WBKC shall be responsible for timely giving any notices to, and terminating (but in no event earlier than the date all Regulatory Approvals are received), any employees whose employment will not be continued by Horizon, and Horizon or WBKC shall pay any and all amounts which are due and payable to such employees in connection with the termination of their employment, including, without limitation, all accrued vacation and sick pay and the severance amounts contemplated by Section 6.03(h) of this Agreement.
(c) Before Closing, with WBKC’s prior consent (which consent shall not be unreasonably withheld), Horizon may conduct such training and other programs as it may, in its reasonable discretion and at its sole expense, elect to provide for those employees who will be continuing employment with Horizon; provided, however, that such training and other programs shall not materially interfere with or prevent the performance of the normal business operations of WBKC.
    5.16 Amendment and Termination of Bank ESOP.
(a) WBKC shall make contributions to the Bank ESOP between the date hereof and the Effective Time consistent with the terms of the Bank ESOP and past practices, including, without limitation, any contributions required pursuant to the terms and conditions of the ESOP Loan Documents.
(b) No later than ten (10) days prior to the Closing Date, WBKC, pursuant to the provisions of the Bank ESOP, shall, subject to review and approval by Horizon: (i) adopt resolutions to terminate, subject to the consummation of the Merger, the Bank ESOP, effective as of the Closing Date (the “ESOP Termination Date”); (ii) amend the Bank ESOP effective as of a date not later than the ESOP Termination Date to freeze participation under the Bank ESOP and to provide that no distributions of accrued benefits shall be made from the Bank ESOP, or its related employee benefit trust, subsequent to the ESOP Termination Date until such time as the Internal Revenue Service issues a favorable determination letter to the effect that the plan termination does not adversely affect the Bank ESOP’s qualification for favorable income tax treatment under the Code, except distributions may be made earlier if required by the terms of the Bank ESOP upon the occurrence of retirement, death, disability, or termination of employment, or any other event, other than the plan termination, that requires a distribution from the Bank ESOP; (iii) amend the Bank ESOP to provide that the excess of the proceeds from the sale or remittance of shares of WBKC Common Stock held by the Bank ESOP in the

Bank ESOP’s unallocated suspense account (“Suspense Shares”) over the unpaid principal and accrued interest of the Exempt Note attributable to the Suspense Shares shall (after repayment of the Exempt Note as contemplated in Section 5.16(c) of this Agreement) be allocated to the accounts of the Bank ESOP’s active participants according to each active participant’s proportionate Bank ESOP account balance as of the day before the ESOP Termination Date.
(c) As soon as practicable following the execution of this Agreement, WBKC will file, or cause to be filed, with the Internal Revenue Service an application for a favorable determination letter upon termination of the Bank ESOP requesting the issuance to WBKC of the favorable determination letter described in Section 5.16(b). A copy of the completed and filed application shall be provided to Horizon at least five (5) business days prior to the Effective Time.  On the Closing Date, immediately prior to the Effective Time, WBKC shall direct the Trustee of the Bank ESOP to cause the unpaid principal balance and accrued interest through the Closing Date of the Exempt Note (such unpaid principal and accrued interest shall be referred to as the “ESOP Loan Balance”) to be repaid by remitting a sufficient number of Suspense Shares to WBKC or any other lender (including Horizon, as successor in interest to WBKC, as applicable) to repay the ESOP Loan Balance, with each remitted share to be valued in an amount equal to the cash equivalent of the Merger Consideration.  All remaining shares of WBKC Common Stock held by the ESOP (including the remaining Suspense Shares) shall be converted into the right to receive the Merger Consideration.
(d) Following the Effective Time, Horizon shall use its reasonable best efforts in good faith to obtain the Internal Revenue Service favorable determination letter as promptly as possible, including adopting any amendments to the Bank ESOP that may be required by the Internal Revenue Service. As soon as practicable following the receipt of a favorable determination letter from the Internal Revenue Service regarding the tax-qualified status of the Bank ESOP upon its termination, the remaining account balances in the Bank ESOP shall either be distributed to participants and beneficiaries or rolled over to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct.
(e) On or before the Effective Time, the Bank ESOP Committee shall have directed Pentegra Trust Company (the “ESOP Trustee”), as directed trustee of the Bank ESOP, to (i) provide to the Bank ESOP participants similar notices and materials provided to other WBKC shareholders with respect to those matters requiring a vote of the shareholders under this Agreement; (ii) obtain direction from the Bank ESOP’s participants as to how to vote those shares of WBKC Common Stock allocated to the accounts of the Bank ESOP’s participants with respect to those matters for which a shareholder vote is required under this Agreement; (iii) vote those shares of WBKC Common Stock in accordance with the direction of the Bank ESOP’s participants and in accordance with the Bank ESOP; and (iv) vote the Suspense Shares and allocated shares of WBKC Common Stock for which no participant investment direction has been timely received by the ESOP Trustee in accordance with the Bank ESOP.
(f) WBKC shall continue in full force and effect, until the Effective Time: (i) the fidelity bond, if any, issued to WBKC as described in ERISA Section 412; and (ii) the ERISA fiduciary liability insurance policy currently in effect, if any, for the benefit of the covered fiduciaries of the Bank ESOP.

(g) As soon as practicable following the execution of this Agreement, Horizon will amend the Horizon Employee Stock Ownership Plan (the “Horizon ESOP”) to permit Continuing Employees to enter the Horizon ESOP as of the Effective Time, and Continuing Employees will be credited with prior years of service with WBKC for purposes of eligibility and vesting (but not benefit accruals).
    5.17 Termination of Wolverine Bank 401(k) Plan.
(a) WBKC maintains the Bank 401(k) Plan. WBKC shall make contributions to the Bank 401(k) Plan between the date hereof and the Effective Time consistent with the terms of the Bank 401(k) Plan and past practices, including, without limitation, elective deferral contributions of those Bank 401(k) Plan participants who are employed by WBKC or its Subsidiaries.
(b) As soon as practicable following the execution of this Agreement, WBKC, pursuant to the provisions of the Bank 401(k) Plan, shall, subject to review and approval by Horizon: (i) adopt resolutions to terminate, subject to the consummation of the Merger, the Bank 401(k) Plan effective as of a date that is not later than the day before the Effective Time (the “Plan Termination Date”) and to provide that the 401(k) Trustee shall designate the then- current Horizon 401(k) plan trustee as the named fiduciary with respect to the Bank 401(k) Plan until assets of the Bank 401(k) Plan are distributed fully, and (ii) amend the Bank 401(k) Plan effective as of a date not later than the Plan Termination Date to freeze participation in and benefit accruals under the Bank 401(k) Plan, to vest fully all accrued benefits, and to provide that no distributions of accrued benefits shall be made from the Bank 401(k) Plan, or its related employee benefit trust, subsequent to the Plan Termination Date until such time as the Internal Revenue Service issues a favorable determination letter to the effect that the plan termination does not adversely affect the Bank 401(k) Plan’s qualification for favorable income tax treatment under the Code, except distributions may be made earlier if required by the terms of the Bank 401(k) Plan upon the occurrence of retirement, death, disability, or termination of employment, or any other event, other than the plan termination, that requires a distribution from the Bank 401(k) Plan. Notwithstanding the preceding provisions, participants with outstanding plan loans under the Bank 401(k) Plan as of the Effective Time shall be permitted to continue repaying such outstanding loans (subject to the terms and conditions of such plan and the related loan procedures) on and after the Effective Time and until such time as plan termination distributions are paid pursuant to the preceding sentence. At such time as the loans are required to be repaid or will be taxed to the borrower if not repaid (the “401(k) Loan Repayment Date”), Horizon, if any, shall cause loans to be made, outside of any tax‑qualified retirement plan, to those WBKC employees who had loans outstanding under the Bank 401(k) Plan as of the 401(k) Loan Repayment Date, in an amount not to exceed the outstanding loan balance as of the 401(k) Loan Repayment Date, provided that any such WBKC employee completes any necessary documentation and is determined to qualify for such loan under applicable loan policies and underwriting standards of Horizon. Each such refinancing loan shall have a fixed rate of interest not to exceed four percent (4.0%) per annum and shall have an amortization period not to exceed the remaining term of the loan granted under the Bank 401(k) Plan.
(c) As soon as practicable following the execution of this Agreement, WBKC will file, or cause to be filed, with the Internal Revenue Service an application for a favorable determination letter upon termination of the Bank 401(k) Plan (IRS Form 5310 and related attachments) requesting the issuance to WBKC of the favorable determination letter described in Section 5.17(b). A copy of the completed and filed IRS Form 5310 shall be provided to Horizon at least five (5) business days prior to the Effective Time.  Following the Effective Time, Horizon shall use its reasonable best efforts in good faith to obtain the Internal Revenue Service favorable determination letter as promptly as possible, including adopting any amendments to the Bank 401(k) Plan that may be required by the Internal Revenue Service. As soon as practicable following the receipt of a favorable determination letter from the Internal Revenue Service regarding the tax-qualified status of the Bank 401(k) Plan upon its termination, the remaining account balances in the Bank 401(k) Plan shall either be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct.
(d) Any contributions due to the Bank 401(k) Plan for the period prior to the Plan Termination Date, and not yet paid on the Plan Termination Date, will be contributed by WBKC, or by Horizon Bank if after the Effective Time, as soon as administratively feasible following the Plan Termination Date.
(e) WBKC shall continue in full force and effect, until the Effective Time: (i) the fidelity bond, if any, issued to WBKC as described in ERISA Section 412; and (ii) the ERISA fiduciary liability insurance policy currently in effect, if any, for the benefit of the covered fiduciaries of the Bank 401(k) Plan.
(f) On or before the Effective Time, WBKC shall have directed the 401(k) Trustee or plan administrators to (i) provide to the Bank 401(k) Plan participants similar notices and materials provided to other WBKC shareholders with respect to those matters requiring a vote of the shareholders under this Agreement; (ii) obtain direction from the Bank 401(k) Plan participants as to how to vote those shares of WBKC Common Stock allocated to the accounts of the Bank 401(k) Plan participants with respect to those matters for which a shareholder vote is required under this Agreement; (iii) vote those shares of WBKC Common Stock in accordance with the Bank 401(k) Plan participants and in accordance with the Bank 401(k) Plan; and (iv) vote the shares of WBKC Common Stock for which no participant investment direction has been timely received by the 401(k) Trustee or plan administrators in accordance with the Bank 401(k) Plan.
(g) As soon as practicable following the execution of this Agreement, Horizon will amend the Horizon Employees’ Thrift Plan (“Horizon 401(k) Plan”) to permit Continuing Employees to enter the Horizon 401(k) Plan as of the Effective Time, and Continuing Employees will be credited with prior years of service with WBKC for purposes of eligibility and vesting (but not benefit accruals). Horizon agrees to permit Bank 401(k) Plan participants who become employees of Horizon to roll over their account balances in the Bank 401(k) Plan to the Horizon 401(k) Plan, subject to the terms of the Horizon 401(k) Plan, including any rollover restrictions.
    5.18 Disposition of Welfare Benefit and Sec. 125 Plans.
(a) All fully insured welfare benefit (health, dental, vision, prescription drug, EAP, life/AD&D, LTD) and Internal Revenue Code Section 125, or “cafeteria,” plans currently sponsored by WBKC or Wolverine Bank shall be terminated as of the Effective Time, unless Horizon determines that any such plan shall be continued past the Effective Time. WBKC shall take, or cause to be taken, all actions necessary to terminate all of WBKC’s and any Subsidiary’s group insurance policies as of the Effective Time, unless otherwise instructed in writing by Horizon.
(b) As of the Effective Time, and to the extent not prohibited by applicable law, WBKC shall take, or cause to be taken, all actions necessary to assign any and all applicable group insurance policies to Horizon and to provide Horizon all necessary financial, enrollment, eligibility, contractual, and other information related to its welfare benefit and cafeteria plans to assist Horizon in the administration of such plans, unless Horizon determines that any or all of the group insurance policies should be terminated as of the Effective Time.
(c) From the date of this Agreement through the Effective Time, WBKC shall continue to: (i) pay the applicable insurance premiums necessary to continue the benefits under WBKC’s fully insured welfare benefit plans; (ii) contribute to the cafeteria plan the pre-tax amounts which the cafeteria plan participants elect to defer from compensation; and (iii) pay all eligible claims incurred, in accordance with the terms and conditions of such plan, under the cafeteria plan’s health and dependent care flexible spending accounts prior to the Effective Time.
(d) As of the date of the termination of the WBKC cafeteria plan, if any, and if directed by Horizon, the balances in the health flexible spending accounts of Continuing Employees thereunder shall be transferred to the applicable components of the Horizon cafeteria plan. Benefit and compensation deferral elections in effect at that time shall be continued under the Horizon cafeteria plan, subject to subsequent changes as provided in the Horizon plan. All benefit payments related to the transferred balances shall be made in accordance with the Horizon cafeteria plan.
5.19 Long-Term Incentive Plans.  At the Effective Time, Horizon shall assume those certain Long-Term Incentive Plans with David H. Dunn and Rick A. Rosinski (collectively, the “LTIPs”) and the timing and amount of the payments thereunder will be made in accordance with the LTIP plan documents and election forms, as detailed in Section 5.19 of the WBKC Disclosure Schedule. WBKC agrees to amend the LTIPs effective as soon as administratively feasible after the date of this Agreement to: (i) delete the provisions which permit  the election of subsequent voluntary deferral periods (including the subsequent deferral of any installment payments); (ii) prohibit WBKC, Horizon or any affiliate or successor from terminating the LTIPs and/or accelerate the timing of payments thereunder without participant consent; and (iii) permit current LTIP owners to make deemed investment elections for amounts payable under the LTIPs (with the investment options of cash or Horizon common stock), including amounts previously credited to the Stock Units Accounts under the LTIPs (subject to the ability of Horizon to override the investment elections at its sole discretion). Horizon and WBKC agree that all amounts payable under the LTIPs as of the Closing Date will be maintained by Horizon or any affiliate or successor in a separate irrevocable grantor trust (which shall meet the requirements of Internal Revenue Service Revenue Procedure 92-65, as amended or superseded from time to time), the trustee of which grantor trust shall be determined by Horizon at the Effective Time, and all payments due under such LTIPs will be made from such trust in accordance with the LTIPs and applicable election forms, provided that the current owners of the LTIPs shall be provided the opportunity to make deemed investment elections applicable to amounts payable under the LTIPs following the completion of the Merger.
    5.20 Change in Control Payments, Mutual Termination of Employment Agreements and New Employment Agreements; Honoring WBKC Plans.  WBKC will pay out all amounts payable upon a change in control pursuant to the employment agreements between Wolverine Bank and (i) David H. Dunn, dated July 1, 2016, and (ii) Rick A. Rosinski, dated July 1, 2016 (collectively, the “Employment Agreements”), as identified in the WBKC Disclosure Schedule, as if the change in control payments contemplated by the Employment Agreements had been triggered by the Merger, provided, however, that, if required, all such agreements shall be amended with the written consent of the affected parties prior to the Effective Time to ensure and expressly provide that no payment shall be made under such agreements or under any other plan, arrangement or agreement applicable to the individual that would constitute an “excess parachute payment” (as such term is defined in Section 280G of the Code), and to the extent any such payment would constitute an “excess parachute payment,” the payment will be reduced to $1.00 less than the amount that would be considered an “excess parachute payment.” The payment of such amounts shall be contingent upon each of the two (2) above-named officers entering into (x) a mutual termination of employment agreement in a form reasonably acceptable to Horizon and executed concurrently with the execution of this Agreement (the “Mutual Termination of Employment Agreements”), and (y) an employment agreement with Horizon Bank in a form reasonably acceptable to Horizon and executed concurrently with the execution of this Agreement (the “Horizon Executive Employment Agreements”). The change in control payments will be made in a lump sum no later than the Closing Date.  Horizon shall honor the employment agreements between Wolverine Bank and (i) Brian Cherry, dated June 30, 2016; (ii) Jeremy Clark, dated December 15, 2016; and (iii) John W. Schmitt, dated June 30, 2016, and the WBKC Plans identified in the WBKC Disclosure Schedules, except to the such extent any such agreement or plan is superseded or terminated, as of, or following, the Effective Time.
    5.21 Subsidiary Merger, Commercial Holdings Termination and Wolserv Termination.  Prior to the Effective Time, WBKC shall, and shall cause each Subsidiary to, use its reasonable best efforts to take such action as necessary to (i) prepare to effectuate the Bank Merger as contemplated in Section 1.05 hereof; (ii) effectuate the Commercial Holdings Termination as contemplated in Section 1.06 hereof; (iii) effectuate the Wolserv Termination as contemplated in Section 1.07 hereof; and (iv) reconstitute the directors and officers of WBKC or any Subsidiary, amend the articles of incorporation or bylaws of WBKC or any Subsidiary, or make such other changes as Horizon may request if necessary to accomplish the same.
    5.22 Cooperation on Conversion of Systems. WBKC agrees to commence immediately after the date of this Agreement (and continue until Closing or completed) using its reasonable best efforts to ensure an orderly transfer of information, processes, systems, and data to Horizon and to otherwise assist Horizon in facilitating the conversion of all of WBKC’s systems into, or to conform with, Horizon’s systems (including cooperating with Horizon in the training of WBKC’s and its Subsidiaries’ employees on Horizon’s systems), so that, as of the Closing, the systems of WBKC are readily convertible to Horizon’s systems to the fullest extent possible without actually converting them prior to the Closing. WBKC and Horizon shall meet on a regular basis to discuss and plan for the conversion of WBKC’s data processing and related electronic informational systems to those used by Horizon, which planning shall include, without limitation: (i) discussion of possible termination by WBKC of third-party service provider arrangements effective at or following the Effective Time; (ii) non-renewal of personal property leases and software licenses used by WBKC in connection with its systems operations; and (iii) retention of outside consultants and additional employees to assist with the conversion and outsourcing, as appropriate, of proprietary or self-provided system services.  In the event that WBKC takes, at the request of Horizon, any action relative to third parties to facilitate the conversion that results in the imposition of any fees, expenses or charges, Horizon Bank shall pay any such fees, expenses and charges directly to such third parties.
    5.23 Installation/Conversion of Equipment; Training.  Prior to Closing, at times mutually agreeable to Horizon and WBKC, Horizon may, at Horizon’s sole expense, install teller equipment, platform equipment, security equipment, and computers, at the WBKC and Wolverine Bank offices, branches, and ATM locations, and WBKC shall cooperate with Horizon in connection with such installation; provided, however, that such installations shall not interfere with the normal business activities and operations of WBKC or Wolverine Bank or require material alterations to WBKC’s or Wolverine Bank’s facilities; provided further, in the event of the termination of this Agreement, Horizon shall remove all such installed computers and equipment at Horizon’s sole expense. In addition, prior to Closing, at times mutually agreeable to Horizon and WBKC, Horizon may conduct such training and other programs as it may, in its sole discretion and at its expense, elect to provide for those employees that Horizon elects to offer employment; provided, however, that such training and other programs shall not interfere with the normal business activities and operations of WBKC or Wolverine Bank.
ARTICLE VI.
COVENANTS OF HORIZON
Horizon covenants and agrees with WBKC and covenants and agrees to cause its Subsidiaries to act as follows (and, where applicable, WBKC covenants and agrees with Horizon as follows):
    6.01 Approvals.  Horizon shall have primary responsibility for the preparation, filing and costs of all bank regulatory applications required for consummation of the Merger (except those only applicable to WBKC or Wolverine Bank, if any), and all parties shall file such applications as promptly as practicable after the execution of this Agreement (provided that each party has timely provided all information requested in writing by the other party or its counsel), and in no event later than forty-five (45) days after the execution of this Agreement; provided, however, that the parties acknowledge and agree that Horizon has made application to convert Horizon Bank from a national bank to an Indiana-state chartered bank, and all regulatory applications may, at Horizon’s election, be filed after such conversion is consummated (presently anticipated to occur on or before June 30, 2017). Horizon shall provide WBKC and its counsel appropriate opportunity to review and comment on such bank regulatory applications, including any supplements or amendments to such filings and all responses for additional information and replies to comments, prior to such filings being filed with a bank regulatory agency. Horizon shall promptly notify WBKC upon the receipt of any comments on such bank regulatory agencies and shall provide WBKC with copies of all correspondence between Horizon and any bank regulatory agency.  Horizon and WBKC shall cooperate fully and use reasonable best efforts to procure, upon terms and conditions reasonably acceptable to each of them, all consents, authorizations, approvals, registrations, and certificates, to complete all filings and applications and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement. Horizon agrees that it will consult with WBKC with respect to such consents, authorizations, approvals, registrations, and certificates, and agrees that it will keep WBKC apprised of the status of matters relating to completion of the transactions contemplated hereby.
    6.02 SEC Registration.
(a) For the purposes (x) of registering the Horizon Common Stock to be offered to holders of WBKC Common Stock in connection with the Merger with the SEC under the Securities Act and (y) of holding the WBKC shareholders meeting, as soon as practicable following the date of this Agreement, but no later than thirty (30) business days after the date of this Agreement, WBKC (with the assistance of Horizon as appropriate) shall prepare the required proxy disclosures, in accordance with the rules and regulations of the SEC, to be used in connection with the WBKC shareholders meeting to obtain approval for the Merger (the “Proxy Statement”), and as soon as reasonably practicable thereafter, Horizon shall prepare and file with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended (the “1933 Act”) covering the shares of Horizon Common Stock to be issued pursuant to this Agreement, in which the Proxy Statement will be included as a prospectus. Such registration statement and any amendments and supplements thereto are referred to in this Agreement as the “Registration Statement.” Horizon shall provide WBKC and its counsel with appropriate opportunity to review and comment on the Registration Statement, and shall incorporate all appropriate comments thereto prior to the time it is initially filed with the SEC or any amendments are filed with the SEC. Horizon shall use its reasonable best efforts to cause the same to become effective and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. Horizon shall, as soon as practicable after filing the Registration Statement, make all filings required to obtain all blue sky exemptions, authorizations, consents, or approvals required for the issuance of Horizon common stock.
(b) The parties shall use reasonable best efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect thereto. Horizon shall promptly notify WBKC upon the receipt of any comments from the SEC or its staff, or any request from the SEC or its staff for amendments or supplements to the Registration Statement or Proxy Statement, as the case may be, and shall provide WBKC with copies of all correspondence between Horizon and the SEC.  Horizon shall provide WBKC and its counsel with appropriate opportunity to review and comment on such response and shall incorporate all appropriate comments thereto prior to filing its response with the SEC. If prior to the Effective Time any event occurs with respect to WBKC, Horizon or any Subsidiary of WBKC or Horizon, respectively, or any change occurs with respect to information supplied by or on behalf of WBKC or Horizon, respectively, for inclusion in the Proxy Statement or the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, WBKC or Horizon, as applicable, shall promptly notify the other of such event, and WBKC or Horizon, as applicable, shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Registration Statement and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to WBKC’s shareholders and to Horizon’s shareholders.
(c) Horizon shall cause the shares of Horizon Common Stock to be issued in the Merger to be approved for listing on the NASDAQ Global Select Market (subject to official notice of issuance) prior to the Effective Time.
    6.03 Employee Benefit Plans and Employee Payments.
(a) Horizon shall make available to the officers and employees of WBKC or any Subsidiary who continue as employees of Horizon or any Subsidiary after the Effective Time (“Continuing Employees”), substantially the same employee benefits as are generally available to similarly-situated Horizon employees.
(b) Horizon and WBKC agree to address any issues related to the differences between the vacation and paid time off policies of WBKC and any Subsidiary (including, without limitation, any banked paid time) and the vacation and paid time off policies of Horizon and communicate the proposed reconciliation of the policies to the Continuing Employees prior to the Effective Time. Effective as of the later of the Effective Time or the date on which the Horizon vacation and paid time off policies are made available to the Continuing Employees, such Continuing Employees will be subject to the terms and conditions of the Horizon vacation/paid time off policy in place for similarly situated employees of Horizon, with credit given for all prior years of service with WBKC or any Subsidiary for purposes of determining vacation pay eligibility and the amount of such vacation pay.
(c) Continuing Employees will receive credit for prior service with WBKC or its Subsidiaries, or their predecessors, for purposes of eligibility and vesting (but not benefit accrual) under the employee benefit plans of Horizon and its Subsidiaries. The Horizon 401(k) Plan will be amended as provided in Section 5.17(f) of this Agreement and the Horizon ESOP will be amended as provided in Section 5.16(g)of this Agreement.
(d) To the extent a WBKC employee benefit plan is terminated at or prior to the Effective Time, Continuing Employees shall become eligible to participate in Horizon’s similar employee benefit plans, if any, as of the Effective Time. To the extent a WBKC employee benefit plan is terminated after the Effective Time, Continuing Employees shall become eligible to participate in Horizon’s similar employee benefit plans, if any, on the date of such plan termination. Horizon will use its reasonable best efforts to: (i) avoid subjecting Continuing Employees to any waiting periods or additional pre-existing condition limitations under the health and dental plans of Horizon or its Subsidiaries in which they are eligible to participate than they otherwise would have been subject to under the health and dental plans of WBKC; and (ii) give credit under the applicable plan for any deductibles and co-insurance payments made by such Continuing Employees under the corresponding WBKC plan during the balance of the then current 12-month period of coverage.
(e) To the extent permitted under the terms of any tax-qualified retirement plan maintained by Horizon after the Effective Time and subject to the terms and conditions thereof, such plan shall accept “eligible rollover distributions” (within the meaning of Code Section

402(c)(4)) of cash amounts received from the Bank 401(k) Plan with respect to any Continuing Employees.
(f) Horizon may elect to continue to maintain all fully insured employee welfare benefit and cafeteria plans currently in effect at the Effective Time until such time as Horizon determines, in its sole discretion, to modify or terminate any or all of those plans. Claims incurred under the employee welfare benefit and cafeteria plans prior to plan termination shall be paid in accordance with the applicable plan’s claim submission procedures and deadlines.
(g) Until the Effective Time, WBKC or a Subsidiary of WBKC, whichever is applicable, shall be liable for all obligations for continued health coverage pursuant to Section 4980B of the Code and Sections 601 through 609 of ERISA (“COBRA”) for eligible employees who incur a qualifying event before the Effective Time. Horizon or a Horizon Subsidiary, whichever is applicable, shall, after the Effective Time, be liable for (i) all obligations for continued health coverage under COBRA with respect to each qualified beneficiary of WBKC or a Subsidiary of WBKC who incurs a termination on and after the Effective Time, and (ii) for continued health coverage under COBRA from and after the Effective Time for each qualified beneficiary of WBKC or a Subsidiary of WBKC who incurs a qualifying event before the Effective Time.
(h) Except for the employees identified in Section 5.20 and any other employee receiving a separate change in control, severance or similar payment in connection with the Closing of the Merger, those employees of Wolverine Bank as of the Effective Time: (i) who are still employed by Wolverine Bank and who Horizon or its Subsidiaries elect not to employ after the Effective Time or who are terminated other than for cause (as determined by Horizon and/or pursuant to its policies or any agreement applicable to the employee) within twelve (12) months after the Effective Date or who resign because they are not being offered a comparable position with Horizon Bank that is within a twenty-five (25) mile radius of the current address of their primary work location at Wolverine Bank; and (ii) who sign and deliver a termination and release agreement in a form substantially similar to the agreement provided in Section 6.03(h) of the Horizon Disclosure Schedule, shall be entitled to severance pay in the amount described in Section 6.03(h) of the Horizon Disclosure Schedule. Such employees, who sign and deliver the termination and release agreement, will receive their severance in a lump-sum payment within sixty (60) days of termination of employment. Furthermore, any of such terminated employees shall be entitled to continuation coverage under Horizon Bank’s group health plans as required by COBRA, subject to timely election and payment of the applicable COBRA premium by such terminated employees. In addition, Horizon, at its expense, will provide group career counseling for the Wolverine Bank employees who will not be continuing with Horizon and will make professional career counseling services available through its internal employee assistance program for up to four (4) visits per employee. Nothing in this Section shall be deemed to limit or modify Horizon’s or Horizon Bank’s at-will employment policy or any employee’s at-will employment status.
    6.04 Adverse Actions.  During the period from the date of this Agreement to the Effective Time, except with the written consent of WBKC, which consent will not be unreasonably withheld, Horizon will, and it will cause each of its Subsidiaries to, use reasonable best efforts to preserve intact its business organization and assets and maintain its rights and franchises, and voluntarily take no action that would: (i) materially adversely affect the ability of the parties to obtain the Regulatory Approvals or materially increase the period of time necessary to obtain such approvals; (ii) adversely affect its ability to perform its covenants and agreements under this Agreement in any material respect; or (iii) result in the representations and warranties contained in Article IV of this Agreement not being true and correct on the date of this Agreement or at any future date on or prior to the Closing Date (subject to the standards set forth in Section 7.02(a) hereof) or in any of the conditions set forth in Article VII hereof not being satisfied; provided, however, that the foregoing shall not be deemed to require Horizon to take any action which would otherwise violate any other provision of this Agreement.
    6.05 D&O Insurance and Indemnification.
(a) Subject to the limits of applicable federal banking law and regulations, Horizon shall indemnify and hold harmless (including the advancement of expenses as incurred) each present and former director and officer of WBKC and its Subsidiaries, including Wolverine Bank (each, an “Indemnified Party”) for a period of six (6) years following the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, or liabilities incurred in connection with any claim, action, suit, proceeding, or investigation, whether civil, criminal, administrative, or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the same extent (and subject to the making of the same findings as to eligibility for such indemnification and/or advancement of expenses) that such Indemnified Party would have been indemnified (or entitled to advancement of expenses) as a director or officer of WBKC or any of its Subsidiaries under applicable law or WBKC’s, or any such Subsidiaries’, articles of incorporation or bylaws as in effect as of the date of this Agreement.
(b) Provided WBKC has historically carried directors’ and officers’ liability insurance and subject to the conditions of this Section 6.05(b), Horizon shall to cause the persons serving as officers and directors of WBKC and Wolverine Bank immediately prior to the Effective Time to be covered for a period of up to six (6) years after the Effective Time by the directors’ and officers’ liability insurance policy currently maintained by WBKC (the “Existing Policy”) or by a comparable or better policy (the “Replacement Policy”). Prior to the Effective Time, as instructed by Horizon, WBKC shall cause the applicable broker of record designation for its Existing Policy and its existing Financial Institution Bond to be assigned to Horizon’s designee. Such assignments in favor of Horizon’s designee shall be executed by WBKC with sufficient time to allow Horizon and its designee to place the insurance required by this Section. The Existing Policy or Replacement Policy, subject to policy terms and conditions, shall provide coverage with respect to covered acts or omissions occurring prior to the Effective Time; provided, however, that Horizon shall not be required to pay annual premiums for the Existing Policy (or for any Replacement Policy) in excess of 150% of the annual premium for the current annual term of the Existing Policy (the “Maximum Amount”); and, provided, further, however, that, if Horizon is unable to maintain or obtain the insurance called for by this Section 6.05(b), Horizon shall obtain as much comparable insurance as is available for the Maximum Amount. Horizon’s obligations within this Section 6.05(b) apply solely and exclusively to the Existing Policy and the existing Financial Institution Bond at each policy’s current limits of insurance, as well as its other terms, conditions, exclusions and annual premiums as of the date of this Agreement, and which must be continuously maintained in force by WBKC without interruption, cancellation, or amendment until the Effective Time or Horizon’s obligations within this Section shall cease.
(c) The provisions of this Section 6.05 shall survive the Effective Time and the obligations of Horizon provided under this Section 6.05 are intended to be enforceable against Horizon directly by each Indemnified Party and his or her heirs and personal representatives.  Horizon shall pay all reasonable costs, including attorneys’ fees, upon the final disposition of any claim, action, suit, proceeding or investigation by any Indemnified Party in successfully enforcing the indemnity and other obligations provided for in this Section 6.05 to the fullest extent permitted under applicable law, the articles of incorporation of WBKC or the bylaws of WBKC; provided, however, such payment of costs shall be paid by Horizon in advance of the final disposition of such claim, action, suit, proceeding or investigation upon receipt of: (i) written affirmation of an Indemnified Party’s good faith belief that the Indemnified Party is eligible to receive the indemnification provided for in this Section 6.05; and (ii) an unconditional written undertaking by or on behalf of the Indemnified Party to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by Horizon as authorized in this Section 6.05.
(d) In the event that either Horizon or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Horizon shall assume the obligations set forth in this Section 6.05.
    6.06 Changes and Supplements to Horizon Disclosure Schedule.  Horizon shall promptly supplement, amend, and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the Horizon Disclosure Schedule with respect to any matters or events after the date of this Agreement arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the Horizon Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of Horizon contained herein materially incorrect, untrue, or misleading. No such supplement, amendment, or update shall have any effect for the purposes of determining satisfaction of the conditions set forth in Article VII.
    6.07 Great Lakes Bay Region Advisory Board.  As soon as reasonably practical after the Effective Time, Horizon agrees to form a Great Lakes Bay Region Advisory Board comprised of three to five members and add representatives to the advisory board from the communities served by Wolverine Bank. Each member of the Great Lakes Bay Region Advisory Board will receive fees and shares of Horizon Common Stock in amounts equal to those received by members of Horizon’s other advisory boards of directors.
    6.08 Horizon and Horizon Bank Board.  Horizon and Horizon Bank shall take all appropriate action so that, as of the Effective Time and subject to and in accordance with the Bylaws of Horizon and Horizon Bank, Eric P. Blackhurst (or such other director as shall be mutually agreed upon), shall be appointed as a director of Horizon and Horizon Bank. If the term of the class of directors to which he is appointed shall expire less than three (3) years from the Effective Time, Horizon and Horizon Bank agree to cause him to be nominated and recommended for election by the shareholders at the next election of directors as long as he continues to meet all of Horizon’s and Horizon Bank’s director qualifications, is otherwise qualified to serve as a director of Horizon and Horizon Bank under all applicable laws and regulations, and is not prohibited from serving in such a capacity by any bank or securities regulatory authority or similar self-governing body with jurisdiction over Horizon or Horizon Bank.
    6.09 Issuance of Horizon Common Stock.  The Horizon Common Stock to be issued by Horizon to the shareholders of WBKC pursuant to this Agreement will, on the issuance and delivery to such shareholders pursuant to this Agreement, be duly authorized, validly issued, fully paid, and nonassessable. The shares of Horizon Common Stock to be issued to the shareholders of WBKC pursuant to this Agreement are and will be free of any preemptive rights of the shareholders of Horizon or any other person, firm, or entity. The Horizon Common Stock to be issued to the shareholders of WBKC pursuant to this Agreement will not be subject to any restrictions on transfer arising under the 1933 Act, except for Horizon Common Stock issued to any shareholder of WBKC who may be deemed to be an “affiliate” (under the Securities Act) of Horizon after completion of the Merger pursuant to Rule 145 of the Securities Act.
    6.10 Community Investment.  Horizon agrees that for a period of five (5) years following the Effective Time, it shall cause Horizon Bank to donate $50,000 annually to nonprofit organizations and/or community schools in the markets served by Wolverine Bank. The continuation of these annual donations will be dependent upon Horizon’s continued financial performance, and their permissibility under applicable law, including all banking regulations. These donations shall be administered by Horizon’s Great Lakes Bay Region Advisory Board, subject to oversight by the Horizon Bank Board of Directors and/or Horizon’s Chief Executive Officer.
    6.11 Consideration Availability. Horizon agrees at all times from the date of this Agreement until the Stock Consideration has been paid in full to reserve a sufficient number of shares of Horizon Common Stock to be issued as the Stock Consideration.  Horizon has no reason to believe it will not have a sufficient amount of cash, or have access to a sufficient amount of cash, to fulfill its obligations with respect to cash payments under this Agreement.
    6.12 Short-Swing Trading Exemption.  Horizon shall take all steps, as may be necessary or appropriate, to cause the transactions contemplated by Article II and any other dispositions of equity securities of WBKC (including derivative securities) or acquisitions of equity securities of Horizon in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3(d) promulgated under the Exchange Act.
    6.13 Failure to Fulfill Conditions.  In the event Horizon determines that a condition to its obligation to complete the Merger cannot be fulfilled, and that it will not waive that condition, it will promptly notify WBKC.

ARTICLE VII.
CONDITIONS PRECEDENT TO THE MERGER
    7.01 Conditions Precedent to Horizon’s Obligations.  The obligation of Horizon to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by Horizon, provided, however, that the conditions set forth in Sections 7.01(d), (e), (f), (i), and (k) cannot be waived by Horizon:
(a) Representations and Warranties.  Each of the representations and warranties of WBKC set forth in the first three (3) sentences of Section 3.01(a), the first two sentences of Section 3.01(b) and Sections 3.02(a), 3.02(b)(i), 3.03, 3.23(a) and 3.23(o) (in each case, after giving effect to the first paragraph of Article III) shall be true, accurate, and correct (other than, in the case of Section 3.03(a), such failures to be true, accurate and correct as are de minimis) in accordance with its terms at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date), and the representations and warranties of WBKC set forth in Sections 3.02(b)(ii), 3.08, 3.10, 3.18, 3.22, 3.35, and 3.36 (in each case, after giving effect to the first paragraph of Article III) shall be true, accurate and correct in all material respects in accordance with its terms at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time (except to the extent such representations and warranties speak as of an earlier date). All other representations and warranties of WBKC set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the first paragraph of Article III) shall be true, accurate and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true, accurate and correct unless the failure or failures of such representations and warranties to be so true, accurate and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on WBKC.
(b) Covenants.  Each of the covenants and agreements of WBKC shall have been fulfilled or complied with, in all material respects, at or prior to the Effective Time.
(c) Deliveries at Closing.  Horizon shall have received from WBKC at the Closing (as defined in Section 10.01) the items and documents, in form and content reasonably satisfactory to Horizon, set forth in Section 10.02(b).
(d) Registration Statement Effective.  Horizon shall have registered its shares of Horizon Common Stock to be issued to shareholders of WBKC in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and blue sky approvals, authorizations, and exemptions required to offer and sell such shares shall have been received by Horizon. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.
(e) Regulatory Approvals.  All regulatory approvals required to consummate the transactions contemplated hereby (“Regulatory Approvals”) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions, or requirements which would (i) following the Effective Time, have a Material Adverse Effect on Horizon, or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that Horizon would not have entered into this Agreement had such conditions, restrictions, or requirements been known at the date hereof.
(f) Shareholder Approval.  The shareholders of WBKC shall have approved and adopted this Agreement as required by applicable law and the terms of this Agreement.
(g) Officers’ Certificate.  WBKC shall have delivered to Horizon a certificate signed by its President and its Secretary, dated as of the Effective Time, certifying that: (i) the representations and warranties of WBKC contained in Article III are true, accurate, and correct subject to the standard specified in Section 7.01(a); (ii) all the covenants of WBKC have been complied with in all material respects at or prior to the Effective Time; and (iii) WBKC has satisfied and fully complied with all conditions necessary to consummate the transactions contemplated by this Agreement.
(h) Tax Opinion.  The Board of Directors of Horizon shall have received a written opinion of the law firm of Barnes & Thornburg LLP, dated as of the Closing Date, in form and content reasonably satisfactory to Horizon, to the effect that the Merger to be effected pursuant to this Agreement will qualify as a reorganization within the meaning of Section 368(a) and related sections of the Code (as described in Section 1.03 hereof) to each party hereto and to the shareholders of WBKC. In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.
(i) [Intentionally Omitted.]
(j) Material Proceedings.  None of Horizon, WBKC, or any of their Subsidiaries, shall be subject to any statute, rule, regulation, injunction, order, or decree, which shall have been enacted, entered, promulgated, or enforced, which prohibits, prevents, or makes illegal the completion of the Merger, and no claim, litigation, or proceeding which is likely, in the reasonable, good faith judgment of Horizon, to have a Material Adverse Effect on WBKC, shall have been initiated relating to this Agreement or the Merger or seeking to prevent the completion of the Merger.
(k) Listing.  The shares of Horizon Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ Global Select Market, subject to official notice of issuance.
(l) Execution of Mutual Termination of Employment Agreements.  The Wolverine Bank employees identified in Section 5.20 shall have executed and delivered the Mutual Termination of Employment Agreements to Horizon.

(m) Execution of Horizon Executive Employment Agreements.  The Wolverine Bank employees identified in Section 5.20 shall have executed and delivered the Horizon Executive Employment Agreements to Horizon.
(n) Notice of Termination of Data Processing Agreement.  Wolverine Bank shall have provided notice of termination to Fiserv Solutions, Inc. (“Fiserv”) under that certain Master Agreement, dated October 1, 2010 (including related exhibits and schedules), as amended, between Wolverine Bank and Fiserv.
(o) WBKC Consolidated Shareholders’ Equity.  As of the end of the month prior to the Effective Time, the WBKC Consolidated Shareholders’ Equity (as defined in this Section 7.01(o)), shall not be less than $62.8 million, representing the amount outstanding as of May 31, 2017. “WBKC Consolidated Shareholders’ Equity” shall be the consolidated shareholders’ equity of WBKC and all of its Subsidiaries determined in accordance with GAAP consistently applied for prior periods; provided, however, that (A) any accruals established or expenses taken by WBKC or any Subsidiary of WBKC pursuant to Sections 5.05(b) or 5.05(c); (B) any changes to the valuation of the Wolverine Bank investment portfolio attributed to ASC 320, whether upward or downward, from March 31, 2017, until the measurement date; (C) the aggregate expenses of attorneys, accountants, consultants, financial advisors, and other professional advisors incurred by WBKC or any Subsidiary of WBKC in connection with this Agreement or the transactions contemplated hereby, including those incurred prior to the execution of this Agreement; (D) any amounts paid or payable to any director, officer, or employee of WBKC or any Subsidiary of WBKC under any contract, severance arrangement, benefit plan, or employment practice of WBKC or any Subsidiary of WBKC and all other payroll and non-payroll related costs and expenses; (E) costs associated with the termination of the Bank 401(k) Plan, the Bank ESOP and any other employee benefit plan, except as otherwise expressly provided herein; (F) costs associated with the termination of the Fiserv data processing agreement; (G) cash dividends permitted to be paid to shareholders of WBKC pursuant to Section 5.03(b)(ii); and (H) any other expenses incurred in connection with the transactions contemplated hereby; in each case incurred or to be incurred by WBKC or any WBKC Subsidiary through the Effective Time in connection with this Agreement and the transactions contemplated hereby, will not reduce or impact the calculation of the WBKC Consolidated Shareholders’ Equity for purposes of this Section. All such excluded amounts shall also be determined in accordance with GAAP.
(p) Consents.  WBKC shall have obtained or caused to be obtained (a) all written consents, if any, required under the Material Contracts, and (b) all permits, authorizations, other written consents, permissions and approvals as required for the lawful consummation of this Merger and as required under all agreements, contracts, appointments, indentures, plans, trusts or other arrangements with third parties required to effect the transactions contemplated by this Agreement.
(q) [Intentionally Omitted.]
(r) Special Wolverine Bank Dividend to WBKC.  Wolverine Bank shall have sought and received all necessary regulatory approvals for a cash dividend to WBKC in the amount of excess capital as determined and requested by Horizon (which cash dividend amount may not exceed an amount that would result in Wolverine Bank failing to be considered “well capitalized” under applicable banking laws and regulations and after giving effect to costs, fees, expenses and other amounts to be paid and liabilities to be incurred pursuant to the terms of this Agreement, calculated on a fully-phased in basis for requirements that are not fully phased in as of the date of this Agreement), and such dividend shall have been paid by Wolverine Bank to WBKC at least one (1) business day prior to the Closing Date.
    7.02 Conditions Precedent to WBKC’s Obligations.  The obligation of WBKC to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by WBKC provided, however, that the conditions set forth in Sections 7.02(d), (e), (f), (i), and (j) cannot be waived by WBKC:
(a) Representations and Warranties.  The representations and warranties of Horizon set forth in Sections 4.01(a)), (b), and (c), 4.03(a) and 4.20 (in each case, after giving effect to the first paragraph of Article IV) shall be true, accurate and correct (other than, in the case of Section 4.03(a), such failures to be true, accurate and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Horizon set forth in Sections 4.02(b)(ii), 4.05, 4.07, 4.10 and 4.15 (in each case, after giving effect to the first paragraph of Article IV) shall be true, accurate and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date.  All other representations and warranties of Horizon set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the first paragraph of Article IV) shall be true, accurate and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true, accurate and correct unless the failure or failures of such representations and warranties to be so true, accurate and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Horizon.
(b) Covenants.  Each of the covenants and agreements of Horizon shall have been fulfilled or complied with, in all material respects, at or prior to the Effective Time.
(c) Deliveries at Closing.  WBKC shall have received from Horizon at the Closing the items and documents, in form and content reasonably satisfactory to WBKC, listed in Section 10.02(a) hereof.
(d) Registration Statement Effective.  Horizon shall have registered its shares of Horizon Common Stock to be issued to shareholders of WBKC in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and blue sky approvals, authorizations, and exemptions required to offer and sell such shares shall have been received by Horizon. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.

(e) Regulatory Approvals.  All Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.
(f) Shareholder Approval.  The shareholders of WBKC shall have approved and adopted this Agreement as required by applicable law and the terms of this Agreement.
(g) Officers’ Certificate.  Horizon shall have delivered to WBKC a certificate signed by its Chief Executive Officer and its Secretary, dated as of the Closing Date, certifying that: (i) the representations and warranties of Horizon contained in Article IV are true, accurate, and correct subject to the standard specified in Section 7.02(a) above; (ii) all the covenants of Horizon have been complied with in all material respects at or prior to the Effective Time; and (iii) Horizon has satisfied and fully complied with all conditions necessary to make this Agreement effective as of the Closing Date.
(h) Tax Opinion.  The Board of Directors of WBKC shall have received a written opinion of the law firm of Luse Gorman, PC, dated as of the Effective Time, in form and content reasonably satisfactory to WBKC, to the effect that the Merger to be effected pursuant to this Agreement will qualify as a reorganization within the meaning of Section 368(a) and related sections of the Code (as described in Section 1.03 hereof) to each party hereto and to the shareholders of WBKC. In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.
(i) Listing.  The shares of Horizon Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ Global Select Market, subject to official notice of issuance.
(j) Material Proceedings.  None of Horizon, WBKC, or any Subsidiary of Horizon or WBKC, shall be subject to any statute, rule, regulation, injunction, order, or decree, which shall have been enacted, entered, promulgated, or enforced, which prohibits, prevents, or makes illegal the completion of the Merger, and no claim, litigation, or proceeding which is likely, in the reasonable, good faith judgment of WBKC, to have a Material Adverse Effect on Horizon, shall have been initiated relating to this Agreement or the Merger or seeking to prevent the completion of the Merger.
ARTICLE VIII.
TERMINATION OF MERGER
    8.01 Termination.  This Agreement may be terminated and abandoned at any time prior to the Closing Date, only as follows:
(a) by the mutual written consent of Horizon and WBKC;
(b) by either of WBKC or Horizon by written notice to the other:

(i) if this Agreement and the Merger are not approved by the requisite vote of the shareholders of WBKC at the meeting of shareholders of WBKC contemplated in Section 5.01;
(ii) (x) if any Governmental Authority of competent jurisdiction shall have issued an order, decree, judgment, or injunction or taken any other action that permanently restrains, enjoins, or otherwise prohibits or makes illegal the consummation of the Merger, and such order, decree, judgment, injunction, or other action shall have become final and non-appealable, or (y) if any consent or approval of any Governmental Authority whose consent or approval is required to consummate the Merger has been denied and such denial (despite the reasonable best efforts of the parties hereto to appeal or reverse such denial) has become final and non-appealable; or (z) any application, filing, or notice for a regulatory approval has been withdrawn at the request or recommendation of the applicable Governmental Authority; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to a party whose failure (or the failure of any of its affiliates) to fulfill any of its obligations (excluding warranties and representations) under this Agreement has been the cause of or resulted in the occurrence of any event described in clauses (x), (y) and (z) above;
(iii) if the consummation of the Merger shall not have occurred on or before May 31, 2018 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 8.01(b)(iii) shall not be available to any party whose breach of any representation, warranty, covenant, or other agreement contained in this Agreement causes the failure of the Merger to occur on or before the Outside Date; or
(c) by written notice from Horizon to WBKC, if:
(i) any event shall have occurred which is not capable of being cured prior to or on the Outside Date and would result in any condition set forth in Section 7.01 not being satisfied prior to or on the Outside Date (provided, that Horizon is not then in material breach of any representation, warranty, covenant, or other agreement contained herein);
(ii) WBKC breaches or fails to perform any of its representations, warranties, or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.01, and such condition is incapable of being satisfied prior to or on the Outside Date or such breach has not been cured by WBKC within twenty (20) business days after WBKC’s receipt of written notice of such breach from Horizon (provided, that Horizon is not then in material breach of any representation, warranty, covenant, or other agreement contained herein); or
(iii) there shall have occurred after the date of this Agreement any event, change, condition, circumstance, or state of facts, or aggregation of events, changes, conditions, circumstance, or state of facts, that has had, individually or in the aggregate, a Material Adverse Effect on WBKC.

(d) by written notice from WBKC to Horizon if:
(i) any event shall have occurred which is not capable of being cured prior to or on the Outside Date and would result in any condition set forth in Section 7.02 not being satisfied prior to or on the Outside Date (provided, that WBKC is not then in material breach of any representation, warranty, covenant, or other agreement contained herein);
(ii) Horizon breaches or fails to perform any of its representations, warranties, or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.02 and such condition is incapable of being satisfied prior to or on the Outside Date or such breach has not been cured by Horizon within twenty (20) business days after Horizon’s receipt of written notice of such breach from WBKC (provided, that WBKC is not then in material breach of any representation, warranty, covenant, or other agreement contained herein); or
(iii) there shall have occurred after the date of this Agreement any event, change, condition, circumstance, or state of facts, or aggregation of events, changes, conditions, circumstances, or state of facts that has had, individually or in the aggregate, a Material Adverse Effect on Horizon.
(e) by written notice from Horizon to WBKC:
(i) if the WBKC Board of Directors shall fail to include its recommendation to approve the Merger in the Proxy Statement;
(ii) in the event of an Adverse Recommendation Change;
(iii) if the WBKC Board shall approve any Acquisition Proposal or publicly recommend that the holders of WBKC Common Stock accept or approve any Acquisition Proposal; or
(iv) if WBKC shall have entered into, or publicly announced its intention to enter into, a definitive agreement, agreement in principle, or letter of intent with respect to any Acquisition Proposal.
(f) by written notice by Horizon to WBKC if a quorum could not be convened at the meeting of shareholders of WBKC contemplated in Section 5.01 or at a reconvened meeting held at any time prior to or on the Outside Date.
(g) by written notice by WBKC to Horizon at any time during the five (5) day period commencing on the Determination Date if, and only if, both of the following conditions are satisfied, such termination to be effective on the fifth (5th) business day following the date WBKC provides notice to Horizon after the Determination Date as set forth below:
(i) the Horizon Market Value (as determined on the Determination Date) is less than $23.02; and

(ii) the number obtained by dividing the Horizon Market Value by the Initial Horizon Market Value shall be less than the number obtained by dividing ((A) the Final Index Price by (B) the Initial Index Price) minus 0.15;
subject, however, to the following three sentences. If WBKC elects to exercise its termination right pursuant to this Section 8.01(g), it shall give prompt written notice thereof to Horizon. During the five (5) business day period commencing with its receipt of such notice, Horizon shall have the option to increase the Exchange Ratio to equal the lesser of (i) a quotient, the numerator of which is equal to the product of the Initial Horizon Market Value, the Exchange Ratio (as then in effect), and the Index Ratio minus 0.15 and the denominator of which is equal to the Horizon Market Value (as determined on the Determination Date); or (ii) the quotient determined by dividing the Initial Horizon Market Value by the Horizon Market Value (as determined on the Determination Date), and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.85. If within such five (5) business day period, Horizon delivers written notice to WBKC that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies WBKC of the revised Exchange Ratio, then no termination shall have occurred pursuant to this Section 8.01(g), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Exchange Ratio shall have been so modified).
For purposes of this Section 8.01(g), the following terms shall have the meanings indicated below:
“Determination Date” shall mean the first date on which all Regulatory Approvals (and waivers, if applicable) and all other approvals and consents necessary for consummation of the Merger have been received (disregarding any waiting period).
“Final Index Price” means the average of the daily closing value of the Index for the fifteen (15) consecutive trading days immediately preceding the Determination Date.
“Index” means the SNL Small Cap U.S. Bank and Thrift Index or, if such Index is not available, such substitute or similar Index as substantially replicates the SNL Small Cap U.S. Bank and Thrift Index.
“Index Ratio” means the Final Index Price divided by the Initial Index Price.
“Initial Horizon Market Value” means $27.08, adjusted as indicated in the last sentence of this Section 8.01(g).
“Initial Index Price” means the closing value of the Index on the date immediately prior to the date of this Agreement.
“Horizon Market Value” means the average of the daily closing sales prices of a share of Horizon’s common stock, rounded to the nearest cent, during the fifteen (15) consecutive trading days immediately preceding the Determination Date; provided, however, that closing sales prices shall only be used for days during which Horizon’s shares are actually traded on the NASDAQ Global Select Market.

If Horizon or any company belonging to the Index declares or effects a stock dividend, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 8.01(g).
(h) By written notice from WBKC to Horizon if the WBKC Board has approved any Acquisition Proposal or if WBKC shall have entered into a definitive agreement, agreement in principle, or letter of intent with respect to any Acquisition Proposal.
    8.02 Effect of Termination.
(a) Subject to the remainder of this Section 8.02, in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of Horizon or WBKC and each of their respective subsidiaries, directors, officers, employees, advisors, agents, or shareholders and all rights and obligations of any party under this Agreement shall cease, except for the agreements contained in Section 5.06, this Section 8.02 and Article XI, which shall remain in full force and effect and survive any termination of this Agreement; provided, however, that nothing contained in this Agreement, including this Section 8.02, except for the amounts payable pursuant to subsections (b), (c), or (d), shall relieve any party hereto from liabilities or damages arising out of any fraud or intentional or willful breach by such party of any of its representations, warranties, covenants, or other agreements contained in this Agreement or any related agreement.
(b) WBKC shall pay to Horizon an amount in cash equal to $3,539,000 (the “Termination Fee”) if:
(i) this Agreement is terminated by Horizon pursuant to Section 8.01(e); or
(ii) this Agreement is terminated by either party pursuant to Section 8.01(b)(i) as a result of the failure of WBKC’s shareholders to approve the Agreement and the Merger by the requisite vote or by Horizon pursuant to Section 8.01(f) and, in each case, (A) prior to the date of such termination, an Acquisition Proposal was made, and (B) prior to the date that is twelve (12) months after such termination, WBKC or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated (regardless of whether such Acquisition Proposal is made or consummated before or after termination of this Agreement); or
(iii) this Agreement is terminated by either WBKC or Horizon pursuant to Section 8.01(b)(iii) and (A) prior to the date of such termination, an Acquisition Proposal was made, and (B) prior to the date that is twelve (12) months after such termination WBKC or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated.
(iv) this Agreement is terminated by Horizon pursuant to Section 8.01(c)(ii) or (iii), and prior to the date that is twelve (12) months after such termination, WBKC or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated.

(v) This Agreement is terminated by WBKC pursuant to Section 8.01(h).
(c) Any fee due under Section 8.02(b) shall be paid by WBKC by wire transfer of same day funds within three business days after written demand for payment is made by Horizon.
(d) In the event Horizon would be entitled to the Termination Fee pursuant to Section 8.02(b), then Horizon may elect, in its sole discretion, to terminate this Agreement and require the payment of such Termination Fee, in which event the Termination Fee shall be the sole and exclusive remedy for such termination event and such fee shall constitute liquidated damages; provided, however, this Agreement shall not be terminated until the Termination Fee is paid in full. WBKC acknowledges that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Horizon would not have entered into this Agreement. Accordingly, if WBKC fails promptly to pay the Termination Fee, and, in order to obtain such payment, Horizon commences a suit that results in a judgment against WBKC for the Termination Fee, WBKC shall also pay to Horizon its reasonable costs and expenses (including attorneys’ and accountants’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest at the national prime rate in effect on the date such payment was required to be made.
ARTICLE IX.
EFFECTIVE TIME OF THE MERGER
Upon the terms and subject to the conditions specified in this Agreement, the Merger shall become effective on the day and at the time specified in the Articles of Merger of Horizon and WBKC as filed with the Indiana Secretary of State and the Maryland Department of Assessments and Taxation (the “Effective Time”). Unless otherwise mutually agreed to by the parties hereto, the parties shall cause the Effective Time to occur within ten (10) business days after the later to occur of (a) all conditions precedent to the Merger set forth in this Agreement have been fulfilled, and (b) all waiting periods in connection with the bank regulatory applications filed for the approval of the Merger have expired.
ARTICLE X.
CLOSING
    10.01 Closing Date and Place.  So long as all conditions precedent set forth in Article VII hereof have been satisfied and fulfilled, the closing of the Merger (the “Closing”) will take place on the date determined to be the date of the Effective Time by Article IX hereof (the “Closing Date”) at a location to be reasonably determined by Horizon.
    10.02 Deliveries.
(a) At the Closing, Horizon will deliver to WBKC the following:
(i) the officers’ certificate contemplated by Section 7.02(g) hereof;

(ii) copies of all Regulatory Approvals necessary to consummate the Merger;
(iii) copies of the resolutions adopted by the Board of Directors of Horizon, certified by the Secretary of Horizon relative to the approval of this Agreement and the Merger;
(iv) the tax opinion required by Section 7.02(h) hereof;
(v) evidence of the purchase of director and officer liability insurance for the benefit of the Indemnified Parties in accordance with Section 6.05; and
(vi) such other documents and information as WBKC or its legal counsel may reasonably request.
(b) At the Closing, WBKC will deliver to Horizon the following:
(i) the officers’ certificate contemplated by Section 7.01(g) hereof;
(ii) copies of the resolutions adopted by the Board of Directors and shareholders of WBKC certified by the Secretary of WBKC relative to the approval of this Agreement and the Merger;
(iii) the tax opinion required by Section 7.01(h) hereof; and
(iv) such other documents and information as Horizon or its legal counsel may reasonably request.
ARTICLE XI.
MISCELLANEOUS
    11.01 No Assignment.  This Agreement and the recitals hereof shall be binding upon and inure to the benefit of and be enforceable by the respective parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests, or obligations of the respective parties hereto under this Agreement may be assigned by any party hereto without the prior written consent of the other parties hereto. Except as provided by Section 6.05 (dealing with rights to indemnification and advancements of expenses, and the rights to insurance coverage provided to certain persons), the representations, warranties, covenants, and agreements contained in this Agreement, as well as the documents and instruments referred to herein, are for the sole benefit of the parties hereto and their successors and assigns, and they will not be construed as conferring any rights on any other Persons, other than the right of WBKC, on behalf of its shareholders, to pursue damages in the event of fraud or an intentional breach of this Agreement as provided in Section 8.02(a) hereof.
    11.02 Waiver; Amendment.
(a) The parties hereto may by an instrument in writing: (i) extend the time for the performance of or otherwise amend any of the covenants, conditions, or agreements of the other parties under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other parties contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other parties of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any permitted condition, the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to consummate the Merger. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement will not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder.
(b) This Agreement may be amended, modified or supplemented only by a written agreement executed by the parties hereto.
    11.03 Notices.  All notices, requests and other communications hereunder will be in writing and will be deemed to have been duly given if delivered by hand and receipted for, delivered by certified United States Mail, return receipt requested, first class postage pre-paid, or delivered by overnight express receipted delivery service as follows:
If to Horizon:	with a copy (which shall not constitute notice) to:
Horizon Bancorp 515 Franklin Street Michigan City, IN 46360 Attn: Craig M. Dwight CEO and Chairman	Barnes & Thornburg LLP 11 South Meridian Street Indianapolis, IN 46204-3535 Attn: Curt W. Hidde
And
If to WBKC:	with a copy (which shall not constitute notice) to:
Wolverine Bancorp, Inc. 5710 Eastman Avenue Midland, MI 48640 Attn: David H. Dunn President and CEO	Luse Gorman, PC 5335 Wisconsin Avenue, NW Suite 780 Washington, DC 20015 Attn: Eric Luse
or such substituted address or Person as any of them has given to the other in writing. All such notices, requests, or other communications shall be effective: (a) if delivered by hand, when delivered; (b) if mailed in the manner provided herein, five (5) business days after deposit with the United States Postal Service; or (c) if delivered by overnight express delivery service, on the next business day after deposit with such service.
    11.04 Headings.  The headings in this Agreement have been inserted solely for ease of reference and should not be considered in the interpretation or construction of this Agreement.
    11.05 Severability.  In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal, or unenforceable provision or provisions had never been contained herein.

    11.06 Counterparts; Facsimile.  This Agreement may be executed in any number of counterparts and by facsimile, each of which will be an original, but such counterparts shall together constitute one and the same instrument.
    11.07 Governing Law; Enforcement; Specific Performance; Jury Trial.  This Agreement (and any and all other documents, agreements, and instruments entered into in connection with the Merger and any related transaction; collectively, the “Related Agreements”) shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without regard to principles of conflicts of law. The parties hereto hereby agree that all claims, actions, suits, and proceedings between the parties hereto relating to this Agreement or any Related Agreement shall be filed, tried, and litigated only in the Circuit or Superior Courts of LaPorte County, Indiana or the United States District Court for the Northern District of Indiana. In connection with the foregoing, the parties hereto consent to the jurisdiction and venue of such courts and expressly waive any claims or defenses of lack of personal jurisdiction of or proper venue by such courts. The parties agree that irreparable damage would occur in the event that any provision of this Agreement or any Related Agreement was not performed in accordance with its specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement or any Related Agreement and to enforce specifically the terms and provisions of this Agreement or any Related Agreement in any court identified above, this being in addition to any other remedy to which they are entitled at law or in equity.
    11.08 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT, OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR ANY RELATED AGREEMENT.
    11.09 Entire Agreement.  This Agreement and the Exhibits hereto supersede all other prior or contemporaneous understandings, commitments, representations, negotiations, or agreements, whether oral or written, among the parties hereto relating to the Merger or matters contemplated herein and constitute the entire agreement between the parties hereto, except as otherwise provided herein and except for the confidentiality letter agreement dated January 23, 2017, by and between the parties (the “Confidentiality Agreement”). Upon the execution of this Agreement by all the parties hereto, any and all other prior writings of either party relating to the Merger, will terminate and will be rendered of no further force or effect. The parties hereto agree that each party and its counsel reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party will not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.
    11.10 Survival of Representations, Warranties or Covenants.  Except as set forth in the following sentence, none of the representations, warranties, or covenants of the parties will survive the Effective Time or the earlier termination of this Agreement, and thereafter the parties will have no further liability with respect thereto. The covenants contained in Sections 5.06, 5.07, and 8.02 and this Article XI shall survive termination of this Agreement and remain in full force and effect. The covenants contained in Sections 1.01, 1.05, 2.05, 5.16(d), 5.17, 5.18, 5.19, 5.20, 6.03, 6.05, 6.07, 6.08, and all of the provisions of this Article XI shall survive the Effective Time.

    11.11 Expenses.  Except as provided elsewhere in this Agreement, each party to this Agreement shall pay its own expenses incidental to the Merger contemplated hereby.
    11.12 Certain References.  Whenever in this Agreement a singular word is used, it also will include the plural wherever required by the context and vice-versa, and the masculine or neuter gender shall include the masculine, feminine, and neuter genders. Except as expressly stated otherwise, all references in this Agreement to periods of days shall be construed to refer to calendar, not business, days. The term “business day” will mean any day when Horizon Bank, in Michigan City, Indiana, is open for the transaction of business, except Saturday and Sunday.

[Signature Page Follows.]

In Witness Whereof, Horizon and WBKC have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed, attested in counterparts and delivered by their duly authorized officers.

Horizon Bancorp

By:	/s/ Craig M. Dwight
Craig M. Dwight
CEO & Chairman

Wolverine Bancorp, Inc.

By:	/s/ David H. Dunn
David H. Dunn
CEO & President

Index of Exhibits

Exhibit 2.02	Option Cancellation Agreement
Exhibit 5.01	Voting Agreement

Exhibit 2.02

Option Cancellation Agreement

(See attached)

Option Cancellation Agreement
The undersigned represents and warrants that he/she is the legal and beneficial owner of one or more options to purchase shares of common stock, $0.01 par value, of Wolverine Bancorp, Inc. (“WBKC”) which was issued to the undersigned under the Wolverine Bancorp, Inc. 2012 Equity Incentive Plan as described on Schedule 1 attached hereto (the “Options”). The Options are evidenced by one or more stock option grant agreements (the “Stock Option Agreements”).
The undersigned acknowledges that WBKC has agreed to merge with Horizon Bancorp, and acknowledges and agrees that in connection therewith, the holders of the WBKC stock options are required to convert their stock options into cash pursuant to Section 2.02 of the Agreement and Plan of Merger dated June ___, 2017.
The undersigned (i) acknowledges and agrees that he/she shall be entitled to receive, in connection with the merger, a cash payment equal to the difference between $40.00 and the per share exercise price for each share of WBKC common stock subject to the Options owned by the undersigned, provided, however, that there shall be withheld from such cash payment any taxes required to be withheld by applicable law; and (ii) recognizes and agrees that the Stock Option Agreements (and all other agreements or instruments evidencing the ownership of the Options held by the undersigned) shall be canceled and be of no further force and effect upon the payment noted above.
In Witness Whereof, the undersigned has executed this Agreement on the ____ day of ______________________, 2017.
Optionholder

Signature

Name Printed

Accepted and agreed to this ____ day of __________________, 2017.

Horizon Bancorp

By:
Printed:
Title:

Schedule 1

Stock Options

Date of Grant:	No. of Options:	Exercise Price:
$__________
$__________
$__________
$__________
$__________